FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2008

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 30, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

January 30, 2009

For immediate release:

Mitsui & Co., Ltd.

Amendment of the Consolidated Financial Results Released on November 5, 2008

for the Six-month Period Ended September 30, 2008

Mitsui & Co., Ltd. announced today on the amendment of its consolidated financial results released on November 5, 2008 for the six-month period ended September 30, 2008.

The announcement is to amend total trading transactions presented in the statements of consolidated income. Total trading transactions are a voluntary disclosure and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent.

Please refer to the underlined items of attached documents for the details of the amendment.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Consolidated Financial Results for the Six-Month Period Ended September 30, 2008

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, November 5, 2008 – Mitsui & Co., Ltd. announced its consolidated financial results for the six-month period ended September 30, 2008.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1) Consolidated operating results information for the three-month period ended September 30, 2008

    (from July 1, 2008 to September 30, 2008)

(Millions of yen)

	Three-month period ended September 30,
	2008	%	2007	%
Revenues	1,806,754	28.8	1,402,783	19.3
Income from continuing operations before income taxes, minority interests and equity in earnings	184,929	117.4	85,066	41.1
Net income	137,464	93.9	70,888	(1.8)

(2) Consolidated operating results information for the six-month period ended September 30, 2008

    (from April 1, 2008 to September 30, 2008)

(Millions of yen)

	Six-month period ended September 30,
	2008	%	2007	%
Revenues	3,332,625	21.7	2,737,283	19.6
Income from continuing operations before income taxes, minority interests and equity in earnings	310,188	39.0	223,098	62.2
Net income	240,548	(4.5)	251,921	63.1
Net income per share, basic	132.24		140.26
Net income per share, diluted	131.79		138.15

Notes:

1. Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income represent changes from the previous year.

2. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the six-month period ended September 30, 2007 relating to discontinued operations have been reclassified from income from continuing operations.

(2) Consolidated financial position information

		September 30, 2008	March 31, 2008
Total assets	Millions of yen	9,717,800	9,537,829
Shareholders’ equity	Millions of yen	2,232,244	2,183,660
Shareholders’ equity ratio	%	23.0	22.9
Shareholders’ equity per share	Yen	1,225.84	1,202.03

Note:

The companies adopted FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” effective April 1, 2008. In accordance with this amendment, the companies adjusted the total assets as of March 31, 2008.

2. Dividend information

		Year ended March 31,		Year ending March 31, 2009 (Forecast)
		2009	2008
Interim dividend per share	Yen	25	23
Year-end dividend per share	Yen		23	25
Annual dividend per share	Yen		46	50

3. Forecast of consolidated operating results for the year ending March 31, 2009 (from April 1, 2008 to March 31, 2009)

		Year ending March 31, 2009
Net income	Millions of yen	460,000
Net income per share, basic	Yen	253.21

4. Others

(1) Increase/decrease of important subsidiaries during the period : None

(2) Number of shares :

	September 30, 2008	March 31, 2008
Number of shares of common stock issued, including treasury stock	1,824,912,274	1,820,183,809
Number of shares of treasury stock	3,922,009	3,543,891

	Six-month period ended September 30, 2008	Six-month period ended September 30, 2007
Average number of shares of common stock outstanding	1,819,012,206	1,796,070,803

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2008

Consolidated financial statements for the six month period ended September 30, 2008 and the corresponding six month period of the previous year are not reviewed by auditors.

1 Summary of Financial Results for the Six-Month Period Ended September 30, 2008

(1) Operating environment

The U.S. economy continued to expand steadily until this summer supported by strong exports as well as by better-than-expected consumer spending stimulated by the tax rebates made in spring despite the increases in prices of oil and food stuff. The Asian economy also continued to show strong growth boosted by expansion of domestic construction and capital investments as well as increases in exports, mainly in China, despite the fact that the inflation in the region has risen due to continued run-up in energy and food prices.

However, in September what began in the summer of 2007 with market turmoil surrounding U.S. subprime mortgages turned into a financial tsunami engulfing the largest U.S. insurance company and encompassing the largest U.S. bankruptcy. As confidence in the financial markets has declined and concerns about the U.S. and global economies have increased, equity prices have been volatile, falling sharply on net.

In response, governments and central banks made coordinated actions such as implementation of coordinated cuts in interest rates, injections of public funds into the financial institutions and provision of U.S. dollar funds to the interbank markets. Also, they implemented or started to study several additional countermeasures to stabilize the financial markets and to stimulate the economy. As a result, the financial markets slightly recovered their composures. As we have seen in oil where WTI oil price started to decline after reaching a historical high price of US$147.27 per barrel in July, major commodity prices continued to fall sharply. With commodity price now in retreat, inflation is likely to moderate. However together with the weakening of equity prices and tightening of credit conditions, the weakening of commodity prices have dampened business confidences in emerging and developing economies as well as in advanced economies and a market slowdown in global activity is inevitable.

In Japan, the business sentiment remained low due to continued run-up in crude oil prices since this spring. Although sales of flat screen TV sets and personal computers were relatively healthy, consumer spending in general grew at a sluggish pace caused by tightened personal consumption such as less eating-out, reflecting sharp increases in the price of oil. While a turnaround in construction-related investments which once declined due to the implementation of the amended Building Standard Law which took effect in 2007 finally became evident, the sales in the residential housing market continues to lag reflecting the slow down of the economy, and as a result, business confidence especially in the construction and real estate industries remains at a low level. On the other hand, exports to the United State as well as European countries turned into a downturn while automobile exports to commodity-exporting countries, such as Russia and the Middle East countries, increased sharply and exports to Asian countries, including China, of basic materials such as steel products were resilient.

In foreign exchange markets, the U.S. Dollar showed a small fluctuation during the period and the Euro started to depreciate rapidly after reaching the historical low of nearly 170 yen/Euro in July. Especially after the financial turmoil intensified in September, the Japanese Yen has been the preferred currency and appreciated as a result of applying the elimination method among other currencies as Japan is the biggest creditor nation and the financial system is relatively healthier. The Bank of Japan lowered its policy interest rate at the Monetary Policy Meeting held on October 31, 2008 for the first time since February 2007. Entering October, the overall environment surrounding us deteriorated further with uncertainty increasing significantly due to the arising of the global financial crisis, a further sharp decline in equity prices and accelerated appreciation of the Japanese yen in addition to the increased slowdown in Japan’s economic activity.

(2) Operating Results

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “the Group”) posted consolidated net income of ¥240.5 billion, a decrease of ¥11.4 billion, or down 4.5%, from ¥251.9 billion for the corresponding six month period of the previous year. Major developments during the periods were as follows.

•

Mineral & Metal Resources and Energy producing businesses increased gross profit, equity in earnings of associated companies and dividend income all reflecting the continued run-up in prices of related commodities in the current year and additional equity productions. Machinery & Infrastructure Projects, Asia Pacific and Americas segments also recorded steady improvements in net income. On the other hand, the Consumer Service & IT segment recorded a downturn mainly due to write downs of inventories in the residential home business in Japan as well as weakening domestic market conditions.

•	Due to the sharp decline in equity markets, the Group recognized impairment losses of ¥24.7 billion including those of listed securities such as Mitsui Chemical Stock held by the Chemical Segment.

•

Substantial one-off gains on sale of securities and divestitures in the six month period of the previous year amounting to approximately ¥93 billion (after tax) including sales of the Group’s stakes in mineral resources and energy businesses, such as Sesa Goa Limited in India, Sakhalin II in Russia, Wandoo Petroleum Pty. Ltd. in Australia and EBM(*1) in Brazil, gains on sale of aircraft held by Tombo Aviation, Inc. (United States) as well as a gain on land sale in Europe in the automotive field.

(*1)	Empreendimentos Brasileiros de Mineração S.A.

(3) Financial Condition

Total assets as of September 30, 2008 were ¥9.7 trillion, an increase of ¥0.2 trillion from ¥9.5 trillion as of March 31, 2008. Higher commodity prices resulted in an increase of ¥0.2 trillion in the current assets. Investments and plant, property and equipment (“PPE”) were level with the previous period due to an additional investment in Valepar S.A. (Brazil) and various capital expenditures for the expansions made by the Mineral & Metal Resources and the Energy segments offset by effects from lower stock prices on Japanese stock exchanges as well as net decrease in foreign currency translation adjustments due to the stronger Japanese Yen against Australian Dollar and Brazilian Real. Shareholders’ equity as of September 30, 2008 remained at ¥2.2 trillion, almost equivalent to that of March 31, 2008, mainly due to an increase in retained earnings offsetting by a decrease in unrealized holding gains on available for sale securities, as well as a notable decrease in the value of net assets denominated in foreign currencies held by foreign subsidiaries when translated into Japanese Yen. Net Debt-to-Equity Ratio (“Net DER”)(*1) as of September, 2008 was 1.32 times. Return on Equity (“ROE”) during the period on an annualized basis is computed as 21.8%.

(1*)	See “3 Financial Condition and Cash Flows” regarding “Net DER”.

(4) Cash Flow Statement

Reflecting a net increase in Mitsui’s cash outflow of ¥253.3 billion due to the increased operating assets and liabilities including increased inventories and derivative asset, net cash provided by operating activities for the six month period ended September 30, 2008 was ¥61.9 billion despite the steady growth of operating income. Net cash used in investing activities for the six month period ended September 30, 2008 was ¥191.5 billion due mainly to an additional investment in Valepar S.A., and other expansion related expenditures for natural resources in the Mineral & Metal Resources and the Energy Segments. As a result, free cash flow (*1) for the six-month period ended September 30, 2008 was a net outflow of ¥129.6 billion.

(1*)	Sum of net cash flow for operating activities and cash flow for investing activities

2 Results of Operations

(1) Analysis on consolidated income statements

Gross Profit

Gross profit for the six month period ended September 30, 2008 was ¥628.7 billion, an increase of ¥150.2 billion, or 31.4%, from ¥478.5 billion for the corresponding six month period of the previous year as a result of the following:

•

The Energy Segment reported an increase of ¥65.9 billion in gross profit. This increase is attributable to solid performance by the oil & gas producing businesses and Mitsui Coal Holdings Pty. Ltd. (Australia), reflecting continued run-up in mineral resource prices and additional energy equity production.

•

The Mineral & Metal Resources Segment also reported an increase of ¥47.2 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported increases of ¥34.8 billion and ¥8.3 billion, respectively.

•

The Americas Segment reported an increase of ¥25.3 billion in gross profit. Supported by strong demand of animal feed additives, Novus International Inc.(United States) reported an increase of ¥16.5 billion.

•

Automotive and other machinery businesses, as well as the Iron & Steel Products and the Chemical Segments continued to show solid performance carrying over last year’s positive trend especially in the emerging countries into this fiscal year despite the slowdown seen after the summer.

•	The Consumer Service & IT Segment reported a decrease in gross profit due to the write-down of inventories in the domestic residential home business as well as a slowdown in other business areas.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six month period ended September 30, 2008 were ¥312.1 billion, an increase of ¥15.7 billion, from ¥296.4 billion for the corresponding six month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication	Others	Total
Six month period ended September 30, 2008	154.7	6.5	17.9	5.4	24.8	102.8	312.1
Six month period ended September 30, 2007	146.4	5.8	17.2	5.3	22.9	98.8	296.4
Change(* )	8.3	0.7	0.7	0.1	1.9	4.0	15.7

•

Personnel expenses were ¥154.7 billion, an increase of ¥8.3 billion from ¥146.4 billion for the corresponding six month period of the previous year. This increase is mainly attributable to Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan)’s merger with Marubeni Liquefied Gas Corporation (Japan), increased bonus expense for the traders at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and increased sales volume at Novus International Inc.

•

Expenses in the category “Others” were ¥102.8 billion, an increase of ¥4.0 billion from ¥98.8 billion for the corresponding six month period of the previous year. The expenses increased at Mitsui Marubeni Liquefied Gas Co., Ltd. and at P.T. Bussan Auto Finance (Indonesia) showing an increase in promotion expenses.

The table below provides selling, general and administrative expenses by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources		Machinery & Infrastructure Projects	Chemical		Energy	Foods & Retail		Consumer Service & IT		Logistics & Financial Markets
Six month period ended September 30, 2008	18.1		7.8	42.6		27.3	28.4		31.7		47.9	18.8
Six month period ended September 30, 2007	17.4		8.2	39.6		29.9	22.5		33.5		49.7	15.0
Change(*)	0.7	▲	0.4	3.0	▲	2.6	5.9	▲	1.8	▲	1.8	3.8

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other		Adjustments And Eliminations	Consolidated Total
Six month period ended September 30, 2008	37.9	13.0	14.1	287.6		2.9	21.6	312.1
Six month period ended September 30, 2007	34.1	11.9	12.0	273.8		3.8	18.8	296.4
Change(*)	3.8	1.1	2.1	13.8	▲	0.9	2.8	15.7

(*)▲	: Decrease in selling, general and administrative expenses

•

The Energy, the Logistics & Financial Markets and the Americas Segments reported increases of ¥5.9 billion, ¥3.8 billion and ¥3.8 billion, respectively. The major increases were reported by Mitsui Marubeni Liquefied Gas Co., Ltd. in the Energy Segment, by Mitsui Energy Risk Management Ltd. in the Logistics & Financial Markets Segment and by Novus International Inc. in the Americas Segment.

Provision for Doubtful Receivables

Provision for doubtful receivables for the six month period ended September 30, 2008 was ¥5.8 billion, an increase of ¥3.2 billion, from ¥2.6 billion for the corresponding six month period of the previous year. Provisions for both periods consisted of an accumulation of reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the six month period ended September 30, 2008 was ¥18.4 billion, a decrease of ¥5.2 billion from ¥23.6 billion for the corresponding six month period of the previous year. Mitsui recorded a ¥1.2 billion increase reflecting higher Japanese Yen interest rates.

On the other hand, overseas subsidiaries reported a decrease in total due to lower U.S. Dollar interest rates.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the six month periods ended September 30, 2008 and 2007.

Periodic average of 3 month Libor (%p.a.)

	6 month Period Ended September 30,
	2008	2007
Japanese Yen	0.93	0.82
U.S. Dollar	2.99	5.38

Dividend Income

Dividend income for the six month period ended September 30, 2008 was ¥38.9 billion, an increase of ¥10.5 billion from ¥28.4 billion for the corresponding six month period of the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥21.0 billion, an increase of ¥7.3 billion over for the corresponding six month period of the previous year. In addition, we received dividends of ¥2.9 billion for the first time from an LNG project in Equatorial Guinea which started commercial shipments in May 2007.

Gain on Sales of Securities

Gain on sales of securities for the six month period ended September 30, 2008 was ¥18.5 billion, a substantial decrease of ¥32.5 billion from ¥51.0 billion for the corresponding six month period of the previous year. While there were no major divestitures for the six month period ended September 30, 2008 other than a profit of ¥6.7 billion on sale of Mitsui’s shareholding in Kyushu Oil Co., Ltd., the Group posted substantial gains for the corresponding six month period of the previous year as a result of several large scale divestitures such as the sale of a part of its stake in the Sakhalin II project and its whole stake in EBM in Brazil.

Loss on Write-Down of Securities

Loss on write-downs of securities for the six month periods ended September 30, 2008 was ¥24.7 billion, an increase of ¥12.0 billion from ¥12.7 billion for the corresponding six month period of the previous year.

After reaching ¥18,261.98 in July 2007 on high expectations for further growth in Japanese corporate earnings, the Nikkei Stock Average continued to move downwards reflecting declines in global equity prices and appreciation of Japanese Yen against major currencies, triggered by sub-prime mortgage crisis, and recorded ¥16,785.69 as of September 30, 2007 and then ¥12,525.54 as of March 31, 2008. In the current fiscal year the Nikkei Stock Average once resurged to ¥14,601.27 in June 2008, however, reversed to the downward trend over the summer. Following the bankruptcy of one of the largest investment banks in the United States, the Nikkei Stock Average plunged to ¥11,259.86 as of September 30, 2008.

•

The losses for the six month period ended September 30, 2008 included write-downs on listed shares for ¥21.9 billion. While the largest loss was the impairment loss of ¥10.3 billion on listed shares in Mitsui Chemicals, Inc. (Japan) at the Chemical Segment almost all segments recorded impairment losses on various listed securities.

•

The losses for the corresponding six month period ended September 30, 2007 included write-downs on listed shares for ¥9.7 billion, including ¥4.5 billion for Seven & i Holdings Co., Ltd. at the Foods & Retail Segment and ¥ 4.2 billion for Central Finance Co., Ltd. at the Logistics & Financial Markets Segment.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the six month period ended September 30, 2008 was ¥5.2 billion, an increase of ¥4.0 billion from ¥1.2 billion for the corresponding six month period of the previous year. Major gain for the six month period ended September 30, 2008 was related to the sale of a lumber mill factory held by Portac Inc. (United States) at the Americas Segment and the sale of an office building previously held by Mitsui & Co. France S.A. at the Europe, the Middle East and Africa Segment.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the six month period ended September 30, 2008 was ¥1.1 billion, a decrease of ¥1.1 billion from ¥ 2.2 billion for the corresponding six month period of the previous year. Impairment losses for both periods consisted of individually small items.

Other Expense—Net

Other Expense—net for the six month period ended September 30, 2008 was ¥18.9 billion, an increase of expense by ¥20.4 billion, from a positive ¥1.5 billion for the corresponding six month period of the previous year. The major expenses for the six month period ended September 30, 2008 were foreign exchange losses and exploration expenses in the oil & gas business. Other expenses for the corresponding six month period of the previous year consisted of miscellaneous small items.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the six month period ended September 30, 2008 was ¥30.7 billion, an increase of ¥10.0 billion from ¥20.7 billion for the corresponding six month period of the previous year. Major factors of the increase are related to the increase in minority interest at Novus International, Inc., Mitsui Oil Exploration Co., Ltd. (Japan) and Mitsui Itochu Iron Pty. Ltd.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the six month period ended September 30, 2008 was ¥85.9 billion, an increase of ¥13.5 billion from ¥72.4 billion for the corresponding six month period of the previous year as a result of followings:

•	Increase in earnings at Robe River Mining Company (Australia) reflecting an increase in iron ore prices.

•	Increase in earnings at Compania Minera Dona Ines de Collahuasi SCM (Chile) reflecting an increase in copper prices and additional production.

•

Decrease in loss of overseas power producing businesses which recorded mark-to-market evaluation losses on power contracts. The businesses recorded a larger amount of mark-to-market evaluation loss in the corresponding six month period of the previous year.

•

On the other hand, Valepar S.A. posted a decrease, reflecting a reduction in earnings at Companhia Vale do Rio Doce (“Vale”) mainly due to a sharp drop in nickel prices as well as appreciation of the Brazilian Real against the U.S. Dollar partially offset by an increase in iron ore prices.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the six month period ended September 30, 2008 was nil, a decrease from ¥65.3 billion for the corresponding six month period of the previous year. Major discontinued operations for the corresponding six month period of the previous year were related to Sesa Goa Limited (India) of the Mineral & Metal Resources Segment, Tombo Aviation, Inc. of the Machinery & Infrastructure Projects Segment and Wandoo Petroleum Pty. Ltd. of the Energy Segment.

(2) Operating Results by Operating Segment

Based on the reorganization effective April 1, 2008, the following subsidiaries previously included in the Machinery & Infrastructure Projects and the Chemical Segments were transferred to the Americas Segment. The operating segment information for the six month period ended September 30, 2007 has been restated to conform to the current year presentation.

From the Machinery & Infrastructure Projects Segment: Mitsui Automotoriz S.A. (Peru), Road Machinery LLC (United States), Ellison Technologies Inc. (United States)

From the Chemical Segment:

Novus International, Inc. (*1), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil)

(*1) Novus International, Inc. was transferred in the 4th quarter of the fiscal year ended March 31, 2008.

Iron & Steel Products Segment

Gross profit for the six month period ended September 30, 2008 was ¥34.3 billion, an increase of ¥2.6 billion from ¥31.7 billion for the corresponding six month period of the previous year. Supported by continued favorable demand, foreign trading transactions of various products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development including transactions carried out by Regency Steel Asia Pte Ltd. (Singapore) to Asian markets, recorded solid results.

Furthermore, domestic sales of steel products were robust under tight market conditions and contributed to the increase in earnings as well, despite the slowdown seen after the summer.

Operating income for the six month period ended September 30, 2008 was ¥16.6 billion, an increase of ¥2.3 billion from ¥14.3 billion for the corresponding six month period of the previous year reflecting an increase in gross profit.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was ¥2.4 billion, a decrease of ¥0.3 billion from ¥2.7 billion for the corresponding six month period of the previous year.

Net income for the six month period ended September 30, 2008 was ¥9.3 billion, a ¥2.6 billion decrease from ¥11.9 billion for the corresponding six month period of the previous year. The increase in operating income was offset by a decrease of gain on sales of securities and recognition of impairment loss on listed securities.

Mineral & Metal Resources Segment

Gross profit for the six month period ended September 30, 2008 was ¥91.8 billion, an increase of ¥47.2 billion from ¥44.6 billion for the corresponding six month period of the previous year.

The main factor contributing to the increase was the price increase at iron ore mining operations. Reflecting tight supply and demand balance in emerging and developing countries, especially in China and India, iron ore prices for the year ending March 31, 2009 increased substantially from prices for the year ended March 31, 2008. Following the settlement of Brazilian iron ore fines with increases by 65~71% in February 2008, Australian iron ore lump and fines prices were settled with an increase by 96.5% and 79.9% respectively between June and July 2008. Consequently increases in gross profit recorded by Mitsui Iron Ore Development and Mitsui Itochu Iron were ¥34.8 billion and ¥8.3 billion respectively. FOB prices of Brazilian iron ore and Australian iron ore had been at the same level as is the customary practice in this industry up to the year ended March 31, 2008. However, Australian iron ore producers insisted that different prices be applied, reflecting the ocean freight difference between Australia and Brazil to major steel making countries, China and Japan.

Furthermore, increases in prices of other mineral and metal resources such as iron and steel scrap, ferrous alloy reflecting tight market conditions also contributed to the increase in gross profit.

Operating income for the six month period ended September 30, 2008 was ¥ 84.3 billion, an increase of ¥48.1 billion from ¥36.2 billion for the corresponding six month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was ¥51.5 billion, an increase of ¥12.8 billion from ¥38.7 billion for the corresponding six month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company (Australia) were ¥14.7 billion, an increase of ¥9.4 billion from ¥5.3 billion for the corresponding six month period of the previous year reflecting increase in the iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥11.9 billion, an increase of ¥3.8 billion from ¥8.1 billion for the corresponding six month period of the previous year supported by firm copper prices and increased production.

•

Valepar S.A. (Brazil) posted earnings of ¥19.2 billion, reflecting a reduction in earnings at Vale mainly due to a drop in nickel prices as well as the appreciation of Brazilian Real against U.S. Dollar despite an increase in iron ore prices. This is a decrease of ¥1.7 billion from ¥20.9 billion for the corresponding six month period of the previous year.

Net income for the six month period ended September 30, 2008 was ¥92.0 billion, a decrease of ¥26.2 billion from ¥118.2 billion for the corresponding six month period of the previous year.

Increase in operating income and equity in earnings were offset by a significant rebound effect from gains from divestitures for the six month period ended September 30, 2007 of a ¥93.9 billion on the sale of its whole stake in Sesa Goa Limited (*1) and a ¥12.4 billion gain on the sale of shares in EBM, a Brazilian iron ore company.

(*1)	In this “Operating Results by Operating Segment”, operating results of Sesa Goa have been included in and presented as continuing operations. In the consolidated statement of income, net income of ¥55.2 billion from the transaction of Sesa Goa for the corresponding six month period of the previous year is presented as income from discontinued operations (after income tax effect).

Machinery & Infrastructure Projects Segment

Gross profit for the six month period ended September 30, 2008 was ¥62.1 billion, an increase of ¥5.6 billion from ¥56.5 billion for the corresponding six month period of the previous year.

•

Overseas automotive related and construction machinery subsidiaries continued to show steady performance, particularly at the motorcycle retail finance company P.T. Bussan Auto Finance as well as subsidiaries in the emerging countries such as Chile and Peru as well as Russia which all reported higher gross profits.

•

Reflecting strong demand, ocean vessels and marine project businesses showed overall strong performance through marketing commercial vessels, trading in used vessels, operating and chartering vessels, and owning or leasing special energy-related vessels.

•

Infrastructure projects business fields reported an increase in gross profit attributable to the contribution of new subsidiaries and plant business partly offset by a decrease of gross profit due to remodeling and overhaul of rolling stock at leasing subsidiaries in Europe.

Operating income for the six month period ended September 30, 2008 was ¥14.7 billion, an increase of ¥1.3 billion from ¥13.4 billion for the corresponding six month period of the previous year. The major factor of the increase was the increase in gross profit at the automotive-related business. The increases in the marine and aerospace and infrastructure projects businesses were offset by increases in selling, general and administrative expenses and in provision for doubtful receivables.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was ¥7.8 billion, an increase of ¥6.2 billion from ¥1.6 billion for the corresponding six month period of the previous year. Major factors were as follows:

•

Overseas power producing businesses such as IPM UK Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported equity in losses of ¥1.0 billion, an improvement of ¥4.0 billion, from equity in losses of ¥5.0 billion for the corresponding six month period of the previous year. This is mainly attributable to UK power producing operations recording a ¥5.0 billion mark-to-market evaluation loss related to long-term power contracts while Australian power producing operations recorded a ¥9.4 billion mark-to-market evaluation loss on long-term swap agreement for the corresponding six month period of the previous year.

•

This segment recorded a ¥2.1 billion equity in losses reflecting an other- than-temporary decline in share price of ASAHI TEC CORPORATION (Japan). The same segment recorded a loss of ¥4.8 billion for the same reason for the corresponding six month period of the previous year.

•

Other than the above-mentioned factors, reversal effect (rebound effect) of profit from sale of real estate at automotive related business for the corresponding six month period of the previous year and an increase in equity in earnings in gas distribution companies in Brazil was also recognized.

Net income for the six month period ended September 30, 2008 was ¥17.1 billion, an increase of ¥4.1 billion from ¥13.0 billion for the corresponding six month period of the previous year. In addition to the above-mentioned factors, this segment recorded a gain of ¥5.5 billion (*1) on the sale of leased aircraft held by Tombo Aviation Inc. for the corresponding six month period of the previous year.

(*1)	In this “Operating Results by Operating Segment”, the gain on the sale of aircraft has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥3.5 billion on the sale for the corresponding six month period of the previous year is presented as income from discontinued operations (after income tax effect).

Chemical Segment

Gross profit for the six month period ended September 30, 2008 was ¥55.1 billion, an increase of ¥2.2 billion from ¥52.9 billion for the corresponding six month period of the previous year. The principal developments in this segment were as follows:

•

Basic petrochemicals fields ranging from basic materials to mid-stream intermediate products recorded a slight decline in total. While P.T. Kaltim Pasifik Amoniak (Indonesia), a joint venture manufacturing and marketing company of ammonia, recorded an increase in gross profit due to higher price and an increase in sales volume, business of aromatics such as xylene recorded a decrease in gross profit due to a sharp decrease in margins following a rapid cost increase of raw material naphtha.

•

Supported by a globally strong demand for agriculture products, businesses of crop protection chemicals and fertilizer as well as sulfur and sulfuric acid, raw materials of fertilizer, remained robust although the sulfur and sulfuric acid businesses decelerated in the three month period ended September 30, 2008 due to a material change in market conditions.

Operating income for the six month period ended September 30, 2008 was ¥27.0 billion, an increase of ¥3.6 billion from ¥23.4 billion for the corresponding six month period of the previous year, reflecting increase in gross profit.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was ¥3.6 billion, an increase of ¥0.7 billion from ¥2.9 billion for the corresponding six month period of the previous year, mainly due to the contribution of International Methanol Company (Saudi Arabia), a joint venture methanol manufacturing company.

Net income for the six month period ended September 30, 2008 was ¥4.0 billion, a decrease of ¥6.9 billion from ¥10.9 billion for the corresponding six month period of the previous year, despite a small improvement as above. This segment recorded a loss of ¥12.4 billion on write-down of securities including a ¥10.3 billion impairment loss on shares of Mitsui Chemicals, Inc.

Energy Segment

Japan Crude Cocktail (JCC) continued to rise since April 2007, reflecting strong demand and an influx of speculative money into the future markets and reached US$135 (preliminary figure) per barrel in August 2008.

The JCC price, which has been reflected in revenues of the Mitsui’s oil and gas producing subsidiaries and associated companies, was US$101 (estimate figure) per barrel in average for the six month period ended September 30, 2008 compared to US$63 per barrel for the corresponding six month period of the previous year.

Gross profit for the six month period ended September 30, 2008 was ¥167.1 billion, an increase of ¥65.9 billion from ¥101.2 billion for the corresponding six month period of the previous year primarily due to the following:

•

There were contributions of ¥16.3 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start-up of oil production at Tui oil field in New Zealand in July 2007 as well as higher oil prices. Likewise, due to increased productions as well as higher oil prices Mitsui Oil Exploration Co., Ltd. (Japan) and MitEnergy Upstream LLC (United States) reported increases of ¥11.9 billion and ¥7.7 billion, respectively. On the other hand, Mittwell Energy Resources Pty., Ltd. (Australia) posted a decrease of ¥9.4 billion in gross profit due to decrease of shipments and an increase in condensate cost as a result of the revision of the purchase price from Japan Australia LNG (MIMI) Pty. Ltd during the six month period ended September 30, 2008.

•

The price for representative Australian premium hard coking coal for the year ending March 31, 2009 is quoted as US$300 per ton FOB, which is approximately tripled compared to the price for the year ended March 31, 2008. At the same time thermal coal prices are around doubled. For the six month period ended September 30, 2008, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) increased by ¥30.2 billion, reflecting higher coal price.

•

Following the merger with Marubeni Liquefied Gas Corporation (Japan), Mitsui Marubeni Liquefied Gas Co., Ltd. reported an increase of ¥9.9 billion in gross profit due to the merger and increased sales volume.

Operating income for the six month period ended September 30, 2008 was ¥138.5 billion, an increase of ¥60.0 billion from ¥78.5 billion for the corresponding six month period of the previous year. An increase ¥7.2 billion of selling, general and administrative expenses caused by the merger with Marubeni Liquefied Gas Corporation was recorded at Mitsui Marubeni Liquefied Gas Co., Ltd.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was ¥19.6 billion, a slight increase of ¥0.4 billion from ¥19.2 billion for the corresponding six month period of the previous year. Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reported a slight decrease in earnings due to increased oil prices offset with reduced sales volume and appreciation of the Australian Dollar against the US Dollar.

Net income for the six month period ended September 30, 2008 was ¥83.1 billion, an increase of ¥10.6 billion from ¥72.5 billion for the corresponding six month period of the previous year. Besides the above-mentioned developments, there were following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥23.9 billion, an increase of ¥10.2 billion over the corresponding six month period of the previous year.

•

This segment recorded a profit of ¥6.7 billion on sale of its shareholding in Kyushu Oil Co., Ltd. On the other hand, in April 2007, this segment sold 50% of its stake in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded the relevant gains on sale of the shares for the corresponding six month period of the previous year.

•

This segment recorded a ¥20.4 billion gain (pre-tax) on the sale of its entire oil and gas producing interests(*2) in Wandoo Petroleum Pty. Ltd. (Mitsui’s profit share 71.7%) for the six month period ended September 30, 2007.

•

Other expense increased by ¥12.2 billion due mainly to foreign exchange losses and additional exploration costs. The major factor for the six month period ended September 30, 2008 was exploration costs of ¥4.3 billion at Mitsui E&P Australia Pty Limited (Australia).

(*1)	Positive impact of the increase in condensate sales price for the six month period ended September 30,2008 at Japan Australia LNG (MIMI) Pty. Ltd. is not reflected timely due to a three-month time lag in consolidating its earnings into our operating results and will be reflected in the following three-month period.
(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of the entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥5.5 billion on the sale for the corresponding six month period of the previous year is presented as income from discontinued operations (after income tax effect).

Foods & Retail Segment

Gross profit for the six month period ended September 30, 2008 was ¥42.1 billion, an increase of ¥0.3 billion from ¥41.8 billion for the corresponding six month period of the previous year. Under business circumstances where inflation of raw material costs has risen, food raw material business transactions showed firm performance. In addition, the segment has been taking various cost reduction initiatives in the domestic food distribution and retail operations under severe conditions in terms of profitability. The major developments were as follows:

•	In the food raw material business, broiler business displayed robust performance due to increases in prices of the products in addition to steady results of soybeans and wheat transactions.

•

MITSUI FOODS CO., LTD (Japan) recorded an increase of ¥0.5 billion over the corresponding six month period of the previous year due to improved margins gained through restructuring unprofitable businesses.

•

Mitsui Norin Co.,Ltd. (Japan) reported an decrease of ¥1.0 billion in gross profit level due to the weaker market of whole sales of food product and raw materials of beverages in addition to a loss on write down of inventories.

Operating income for the six month period ended September 30, 2008 was ¥10.5 billion, an increase of ¥1.4 billion from ¥9.1 billion for the corresponding six month period of the previous year. MITSUI FOODS CO., LTD. showed a slight improvement in operating income and Mitsui Norin Co., Ltd. reported a decrease in operating income although the decrease in gross profit was partly offset by a slight improvement in selling, general and administrative expenses.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was ¥1.0 billion, a ¥0.2 billion increase from ¥0.8 billion for the corresponding six month period of the previous year.

Reflecting these developments, net income for the six month period ended September 30, 2008 was ¥5.4 billion, an increase of ¥0.3 billion from ¥5.1 billion for the corresponding six month period of the previous year. Other than the above-mentioned factors there are following factors:

•

Loss on write-down of securities for the six month period ended September 30, 2008 was ¥1.6 billion. For the corresponding six month period of the previous year, Mitsui recognized a ¥4.5 billion loss on the write-down of the shares of Seven & i Holdings Co., Ltd.

•	This segment recorded a ¥2.4 billion gain on sales of securities, mainly related to listed securities, for the corresponding six month period of the previous year.

Consumer Service & IT Segment

Gross profit for the six month period ended September 30, 2008 was ¥46.1 billion, a decrease of ¥12.9 billion from ¥59.0 billion for the corresponding six month period of the previous year. Consumer Service recorded a decrease of ¥6.1 billion due to a loss on write down of inventories and reduced sales in the domestic residential home business. In addition, Media related businesses recorded a ¥2.5 billion decreases due to divestiture of cable television business made in the three month period ended December 31, 2007.

While some businesses of the IT division reported profits, the apparel and brand related business as well as life style related business showed low performances overall.

Reflecting a decrease of gross profit for the six month period ended September 30, 2008, this segment recorded a ¥2.4 billion operating loss, a decrease of ¥11.9 billion from operating income of ¥9.5 billion for the corresponding six month period of the previous year.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was ¥1.7 billion, a decrease of ¥2.4 billion from ¥4.1 billion for the corresponding six month period of the previous year.

Net loss for the six month period ended September 30, 2008 was ¥4.7 billion, a decrease of ¥12.8 billion from net income of ¥8.1 billion for the corresponding six month period of the previous year. Other than the above-mentioned factors there are following factors:

•	Reflecting the overall decline at domestic equity markets, loss on write-down of securities for the six month period ended September 30, 2008 was ¥4.3 billion.

•

For the six month period ended September 30, 2008, there was a gain on sales of securities for the shares including those in Telepark Corp. For the corresponding six month period of the previous year there was a gain in conjunction with the merger of Mitsui Knowledge Industry Co., Ltd. (Japan) and NextCom K.K. and this segment recorded a gain from the exchange of shares of these subsidiaries in addition to a gain on sales of shares in Jupiter Telecommunications Co., Ltd.

Logistics & Financial Markets Segment

Gross profit for the six month period ended September 30, 2008 was ¥34.2 billion, an increase of ¥8.9 billion from ¥25.3 billion for the corresponding six month period of the previous year. Commodity trading activities remained robust as the commodity market, mainly energy markets, continued to be volatile.

Reflecting the increase in gross profit, operating income for the six month period ended September 30, 2008 was ¥14.1 billion, an increase of ¥ 4.0 billion from ¥10.1 billion for the corresponding six month period of the previous year. Incentive bonus expense for the traders increased reflecting robust results of the commodity trading business.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was a loss of ¥3.6 billion, a ¥3.2 billion decrease from a loss of ¥0.4 billion for the corresponding six month period of the previous year. This segment recorded equity in loss from investment in a partnership, NPF-Harmony (Japan), reflecting an other than temporary decline in its fair value.

Accordingly, net income for the six month period ended September 30, 2008 was ¥1.2 billion, an increase of ¥0.9 billion from ¥0.3 billion for the corresponding six month period of the previous year. Other factors included a gain of ¥2.4 billion from the exchange of shares in Mitsui Leasing & Development, Ltd. for JA Mitsui Leasing, Ltd. for the six month period ended September 30, 2008 and reversal effect of a ¥4.2 billion loss on the write-down of the shares of Central Finance Co., Ltd recognized for the corresponding six month period of the previous year.

Americas Segment

Gross profit for the six month period ended September 30, 2008 was ¥65.2 billion, an increase of ¥25.3 billion from ¥39.9 billion for the corresponding six month period of the previous year.

•

Novus International Inc. recorded an increase of ¥16.5 billion in gross profit for the six month period ended September 30, 2008 reflecting higher product prices as well as increase in sales volume supported by a strong demand of animal feed additives.

•

Steel Technologies, Inc. (United States), which was acquired in June 2007 and reported only four months of results for the corresponding six month period of the previous year, contributed to the increase in gross profit by ¥5.0 billion, reflecting increases in steel product prices as well as transfer of business from Mitsui Steel Inc. (United States). Also, Champions Pipe & Supply, Inc. (United States) contributed to the increase in gross profit by ¥3.2 billion supported by a strong demand of tubular pipes for oil and gas industry.

•

Mitsui Real Estate LLC. (United States) increased a ¥2.8 billion in gross profit. This company recorded a relatively small amount of loss on the write-down of residential home inventories under severe circumstances for the real estate business in the United States compared to the loss of ¥4.1 billion for the six month period of the previous year.

•	Fertilizer business in South America also showed good performance supported by increase in prices of the products.

•	Westport Petroleum Inc. (United States) reported a ¥3.9 billion decrease in gross profit due to low performance in oil products trading business.

Operating income for the six month period ended September 30, 2008 was ¥26.7 billion, an increase of ¥21.0 billion from ¥5.7 billion for the corresponding six month period of the previous year reflecting an increase in gross profit. Personnel expenses at Novus International Inc. and Steel Technologies, Inc. increased.

Equity in earnings of associated companies for the six month period ended September 30, 2008 was ¥2.0 billion, a ¥0.4 billion decrease from ¥2.4 billion for the corresponding six month period of the previous year.

Net income for the six month period ended September 30, 2008 was ¥13.9 billion, an increase of ¥10.8 billion from ¥3.1 billion for the corresponding six month period of the previous year. In addition to the above factors, interest expense, net of interest income, decreased by ¥3.6 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. Dollar interest rates.

Europe, the Middle East and Africa Segment

Gross profit for the six month period ended September 30, 2008 was ¥12.9 billion, a decrease of ¥0.3 billion from ¥13.2 billion for the corresponding six month period of the previous year, reflecting a decrease in gross profit of the energy business.

This segment recorded a ¥0.2 billion operating loss for the six month period ended September 30, 2008, a ¥1.3 billion decline from ¥1.1 billion operating profit for the corresponding six month period of the previous year, reflecting an increase mainly in personnel expenses.

Net income for the six month period ended September 30, 2008 was ¥2.9 billion, a decrease of ¥0.7 billion from ¥3.6 billion for the corresponding six month period of the previous year. Other than the above mentioned factors, Mitsui & Co. France S.A.S. reported a gain of ¥1.8 billion from sale of office building. Also, this segment recorded its portion of a gain on sale of real estate in automotive related business for the corresponding six month period of the previous year.

Asia Pacific Segment

Gross profit for the six month period ended September 30, 2008 was ¥17.2 billion, a decrease of ¥0.8 billion from ¥16.4 billion for the corresponding six month period of the previous year.

Operating income for the six month period ended September 30, 2008 was ¥3.3 billion, a decrease of ¥1.1 billion from ¥4.4 billion for the corresponding six month period of the previous year, reflecting increases mainly in personnel expenses.

Net income for the six month period ended September 30, 2008 was ¥24.8 billion, an increase of ¥12.4 billion from ¥12.4 billion for the corresponding six month period of the previous year. The main factor of the increase in net income is attributable to the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia).

3 Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of September 30, 2008 were ¥9,717.9 billion, an increase of ¥180.1 billion from ¥9,537.8 billion, as of March 31, 2008.

Current assets as of September 30, 2008 were ¥5,223.8 billion, an increase of ¥165.7 billion from ¥5,058.1 billion as of March 31, 2008, mainly attributable to increases in inventories and derivative assets at the Financial Markets Segment and Americas Segment reflecting higher commodity prices.

Total current liabilities as of September 30, 2008 were ¥3,639.0 billion, an increase of ¥197.4 billion from ¥3,441.6 billion as of March 31, 2008, primarily due to an increase in current maturities of long-term debt at Mitsui as well as increases in short time debt at domestic and foreign financial subsidiaries.

As a result, working capital, or current assets minus current liabilities, as of September 30, 2008 was ¥1,584.8 billion, an increase of ¥31.7 billion from ¥1,616.5 billion as of March 31, 2008.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” “intangible asset, less accumulated amortization” “deferred tax assets-non-current” and “other assets” as of September 30, 2008 totaled ¥4,494.0 billion, a ¥14.2 billion increase from ¥4,479.8 billion as of March 31, 2008, mainly due to the following factors:

•

Total investments and non-current receivables as of September 30, 2008 was ¥3,235.1 billion, a ¥2.2 billion decrease from ¥3,237.3 billion as of March 31, 2008. Within this category, investments in and advances to associated companies as of September 30, 2008 was ¥1,423.1 billion, a ¥90.1 billion increase from ¥1,333.0 billion as of March 31, 2008.

-	Major expenditures were an additional investment in Valepar S.A. for ¥78.4 billion, acquisitions of shares in Sims Group Limited (Australia) for ¥23.0 billion and MED3000 Group Inc., a US based management and technology service provider for healthcare industry for ¥6.5 billion.

-	Major proceeds were a preferred stock redemption of ¥23.1 billion (net of additional contribution made to) made by IPM Eagle LLP.

-	There were increases which do not involve cash outflow such as increases in equity in earnings (before tax effect) of ¥58.3 billion (net of ¥61.3 billion dividends received from associated companies) and a net ¥60.4 billion decrease caused from foreign exchange translation adjustment. Other investment as of September 30, 2008 was ¥1,181.5 billion, a ¥100.0 billion decrease from ¥1,281.5 billion as of March 31, 2008, mainly due to:

-	acquisition of shares in Sakhalin Energy Investment for ¥7.0 billion (net of capital redemption);

-	a ¥80.5 billion net decrease of unrealized holding gains and losses on available-for-sales securities, such as those of INPEX Holdings Inc. and

-	¥24.7 billion loss on write down of shares including write down of shares in Mitsui Chemicals, Inc. of ¥10.3 billion.

•	Property and equipment—at cost as of September 30, 2008 was ¥1,041.9 billion, an increase of ¥25.6 billion from ¥1,016.3 billion as of March 31, 2008. Major components were:

-	iron ore mining expansion projects in Australia for ¥8.3 billion (including a negative effect from foreign exchange translation of ¥11.6 billion);

-	coal mining expansion projects in Australia for ¥7.1 billion (including a negative effect from foreign exchange translation of ¥14.1 billion); and

-	energy related projects such as Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico, in total for ¥35.0 billion (including a negative effect from foreign exchange translation of ¥4.6 billion).

Long-term debt, less current maturities as of September 30, 2008 was ¥2,862.3 billion, a decrease of ¥82.1 billion from ¥2,944.4 billion as of March 31, 2008.

Shareholders’ equity as of September 30, 2008 was ¥2,232.2 billion, an increase of ¥48.5 billion from ¥2,183.7 billion as of March 31, 2008, due to the increase in retained earnings by ¥198.8 billion, net decrease in foreign currency translation adjustments by ¥82.8 billion due to weaker Australian Dollar and Brazilian Real against Japanese Yen, and net decrease in unrealized holding gains on available-for-sale securities by ¥52.4 billion reflecting a sharp decline in equity markets.

As a result, shareholders’ equity to total assets ratio as of September 30, 2008 was 23.0%, a 0.1 percentage point improvement from 22.9% as of March 31, 2008. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of September 30, 2008 was ¥2,936.5 billion, an increase of ¥162.5 billion from ¥2,774.0 billion as of March 31, 2008. Net debt-to-equity ratio as of September 30, 2008 was 1.32 times, 0.05 point higher from 1.27 times as of March 31, 2008.

(*)Net Debt-to-Equity Ratio

We refer to Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as interest bearing debt less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

	Billions of Yen
	End of Sep. 2008	End of Mar. 2008
Short-term debt	¥555.0	¥464.6
Long-term debt	3,196.4	3,221.0
Interest bearing debt	3,751.4	3,685.6
Less cash and cash equivalents and time deposits	(814.9)	(911.6)

Net interest bearing debt	¥2,936.5	¥2,774.0
Shareholders’ equity	¥2,232.2	¥2,183.7

Net DER (times)	1.32	1.27

(2) Cash Flows during the six-month period Ended September 30, 2008

Cash Flows from Operating Activities

Net cash provided by operating activities for the six month period ended September 30, 2008 was ¥61.9 billion, a decrease of ¥63.3 billion from ¥125.2 billion for the corresponding six month period of the previous year. The Group recorded operating income of ¥310.8 billion and net income of ¥240.5 billion for the six month period ended September 30, 2008 led by the robust performance of the Mineral & Metal Resources Segment and the Energy Segment, while there were increases in cash outflows of ¥253.3 billion reflecting an increase in operating assets including increased inventories and derivative assets.

Cash Flows from Investing Activities

Net cash used in investing activities for the six month period ended September 30, 2008 was ¥191.5 billion, an increase of ¥249.3 billion from ¥57.8 billion for the corresponding six month period of the previous year. The net cash used in investing activities consists of:

•

The net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥95.3 billion, which included the additional investments in Valepar S.A. for ¥78.4 billion and in IPM Eagle LLP for ¥9.6 billion, and the acquisitions of shares in Sims Group Limited for ¥23.0 billion and in MED3000 Group Inc. for ¥6.5 billion. The major cash inflow was the redemption of preferred shares in IPM Eagle LLP for ¥32.7 billion.

•

The net inflows of cash that corresponded to other investments (net of sales of other investments) were ¥14.6 billion. Major expenditures included additional investment in Sakhalin Energy Investment for ¥15.3 billion. Proceeds from sales of those investments consisted of redemption of shares in Sakhalin Energy Investment for ¥8.3 billion and proceeds from sale of shares in Kyushu Oil Co., Ltd for ¥8.2 billion.

•

The net outflow of cash that corresponded to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥109.0 billion. Major expenditures of equipment included:

–	coal mining projects in Australia for ¥7.0 billion;

–	iron ore mining projects in Australia for ¥23.7 billion;

–

Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥40.0 billion; and

–	leased rolling stock for ¥15.9 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the six-month period ended September 30, 2008 was a net outflow of ¥129.6 billion.

Cash Flows from Financing Activities

During the six-month period ended September 30, 2008, cash inflow from the borrowing of short-term debt mainly at foreign and domestic financial subsidiaries was ¥92.6 billion and cash outflow for the repayment of long-term debt was ¥9.2 billion. Thus, net cash provided by financing activities was ¥40.8 billion after the payments of cash dividends of ¥41.8 billion and for the acquisition of treasury stock.

As a result, cash and cash equivalents as of September 30, 2008 were ¥805.2 billion, a ¥94.1 billion decrease from ¥899.3 billion as of March 31, 2008.

< Reference information >

1 Summary of Financial Results for the Three Month Period Ended September 30, 2008

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “the Group”) posted a consolidated net income of ¥137.5 billion for the three month period ended September 30, 2008, an increase of ¥66.6 billion, from ¥70.9 billion for the corresponding three month period of the previous year. Major developments during the periods were as follows.

•

Mineral resources and energy producing businesses reported an increase in gross profit, equity in earnings of associated companies and dividend income all reflecting the continued run-up in prices of related commodities in the current year and additional equity productions. The Americas Segment also recorded steady improvements in net income with Novus International Inc. (United States) reporting solid performance reflecting a strong demand of animal feed additives, and reversal effect of loss on write-down of residential home inventories reflecting a decline in the residential market for the previous year.

•

On the other hand, the Consumer Service & IT Segment recorded a downturn reflecting the slowdown of the domestic economy. And due to the sharp decline in equity prices, the Chemical Segment and the Iron & Steel Products Segment reported a decrease in net income by write-downs on listed securities.

2 Results of Operations

(1) Analysis on consolidated income statements (Comparison between the three month periods ended September 30, 2008 and 2007)

Gross Profit

Gross profit for the three month period ended September 30, 2008 was ¥353.7 billion, an increase of ¥111.5 billion, from ¥242.2 billion for the corresponding three month period of the previous year as a result of the following:

•

The Energy Segment reported an increase of ¥40.7 billion in gross profit. This increase is attributable to the solid performance by the oil & gas producing businesses and Mitsui Coal Holdings Pty. Ltd. (Australia), reflecting continued run-up in energy and coal prices as well as additional energy equity production. Also the Mineral & Metal Resources Segment reported an increase of ¥27.1 billion in gross profit, reflecting higher iron ore prices. Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported increases of ¥18.3 billion and ¥7.5 billion, respectively.

•	The Americas Segment reported an increase of ¥28.5 billion in gross profit due to the solid performance of Novus International (United States) reflecting a strong demand of animal feed additives.

•	The Consumer Service & IT Segment reported a decrease of ¥4.7 billion in gross profit reflecting a slowdown in the domestic economy.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three month period ended September 30, 2008 were ¥161.4 billion, a decrease of ¥12.0 billion, from ¥149.4 billion for the corresponding three month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication	Others	Total
Three month period ended September 30, 2008	80.2	3.2	9.0	2.8	12.6	53.6	161.4
Three month period ended September 30, 2007	72.8	2.8	8.6	2.6	12.0	50.6	149.4
Change	7.4	0.4	0.4	0.2	0.6	3.0	12.0

•

Personnel expenses were ¥80.2 billion, an increase of ¥7.4 billion from ¥72.8 billion for the corresponding three month period of the previous year. This increase is mainly attributable to Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan)’s merger with Marubeni Liquefied Gas Corporation (Japan), increased incentive bonus expense for the traders at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and increased sales volume at Novus International Inc.

•

Expenses in the category “Others” were ¥53.6 billion, an increase of ¥3.0 billion from ¥98.8 billion for the corresponding three month period of the previous year. The expenses increased at Mitsui Marubeni Liquefied Gas Co., Ltd. and at P.T. Bussan Auto Finance (Indonesia) showing an increase in promotion expenses.

The table below provides selling, general and administrative expenses by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Three month period ended September 30, 2008	9.1	4.2	21.8	13.8	17.2	15.9	23.4	10.4
Three month period ended September 30, 2007	8.9	4.0	20.3	15.0	11.6	16.8	25.3	7.2
Change(*)	0.2	0.2	1.5	▲1.2	5.6	▲0.9	▲1.9	3.2

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Three month period ended September 30, 2008	20.0	6.7	7.7	150.2	1.5	9.7	161.4
Three month period ended September 30, 2007	17.0	6.2	6.1	138.4	2.0	9.0	149.4
Change(*)	3.0	0.5	1.6	11.8	▲0.5	0.7	12.0

(*)▲ : Decrease in selling, general and administrative expenses

•

The Energy, the Logistics & Financial Markets and the Americas Segments reported increases of ¥5.6 billion, ¥3.2 billion and ¥3.0 billion, respectively. The major increases were reported by Mitsui Marubeni Liquefied Gas Co., Ltd. in the Energy Segment, by Mitsui Energy Risk Management Ltd. in the Logistics & Financial Markets Segment and by Novus International Inc. in the Americas Segment.

Provision for Doubtful Receivables

Provision for doubtful receivables for the three month period ended September 30, 2008 was ¥4.8 billion, an increase of ¥3.7 billion, from ¥1.1 billion for the corresponding three month period of the previous year. Provisions for both periods consisted of an accumulation of reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the three month period ended September 30, 2008 was ¥9.4 billion, a decrease of ¥4.2 billion from ¥13.6 billion for the corresponding three month period of the previous year. Overseas subsidiaries reported a decrease in total due to lower U.S. Dollar interest rates.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the three month periods ended September 30, 2008 and 2007.

Periodic average of 3 month Libor (%p.a.)
	Three month Period Ended September 30,
	2008	2007
Japanese Yen	0.93%	0.93%
U.S. Dollar	3.22%	5.40%

Dividend Income

Dividend income for the three month period ended September 30, 2008 was ¥14.3 billion, an increase of ¥3.8 billion from ¥10.5 billion for the corresponding three month period of the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥9.2 billion, an increase of ¥1.4 billion over for the corresponding three month period of the previous year. In addition, we received dividends of ¥1.7 billion from an LNG project in Equatorial Guinea which started commercial shipments in May 2007.

Gain on Sales of Securities

Gain on sales of securities for the three month period ended September 30, 2008 was ¥12.1 billion, an increase of ¥5.0 billion from ¥7.1 billion for the corresponding three month period of the previous year due to a profit of ¥6.7 billion on sale of Mitsui’s shareholding in Kyushu Oil Co., Ltd., while there were no major divestitures for the corresponding three month period of the previous year.

Loss on Write-Down of Securities

Loss on write-downs of securities for the three month period ended September 30, 2008 was ¥14.1 billion, an increase of ¥2.3 billion from ¥11.8 billion for the corresponding three month period of the previous year.

Major losses for the three month period ended September 30, 2008 were write-downs on listed shares in Mitsui Chemicals, Inc. (Japan) at the Chemical Segment and Nisshin Steel Co., Ltd. at the Iron & Steel Products Segment, while loss for the corresponding three month period of the previous year included write-downs on listed shares for Seven & i Holdings Co., Ltd. at the Foods & Retail Segment and Central Finance Co., Ltd. at the Logistics & Financial Markets Segment.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the three month period ended September 30, 2008 was ¥2.9 billion, an increase of ¥1.7 billion from ¥1.2 billion for the corresponding three month period of the previous year due to the sale of a lumber mill factory held by Portac Inc. (United States) at the Americas Segment while there were no major divestitures for the corresponding three month period of the previous year.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three month period ended September 30, 2008 was ¥0.7 billion, a decrease of ¥1.5 billion from ¥ 2.2 billion for the corresponding three month period of the previous year. Impairment losses of long-lived assets for both periods consisted of individually small items.

Other Expense—Net

Other Expense—net for the three month period ended September 30, 2008 was a loss of ¥7.7 billion, a deterioration of ¥10.0 billion, from income of ¥2.3 billion for the corresponding three month period of the previous year. The major expenses for the three month period ended September 30, 2008 were foreign exchange losses and exploration expenses in the oil & gas business. Other expenses for the corresponding three month period of the previous year consisted of miscellaneous small items.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the three month period ended September 30, 2008 was ¥17.1 billion, an increase of ¥6.4 billion from ¥10.7 billion for the corresponding three month period of the previous year. Major factors of the increase are related to increases in minority interest at Novus International, Inc., Mitsui Oil Exploration Co., Ltd. (Japan) and Mitsui Itochu Iron Pty. Ltd.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the three month period ended September 30, 2008 was ¥41.2 billion, an increase of ¥5.3 billion from ¥35.9 billion for the corresponding three month period of the previous year as a result of followings:

•	Increase in earnings at Robe River Mining Company (Australia) reflecting an increase in iron ore prices.

•	Increase in earnings at Sims Group Limited (Australia) reflecting solid scrap business.

•	Reversal effect in loss of a mark-to-market evaluation on long-term swap agreement at overseas power generating operation for the corresponding three month period of the previous year.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the three month period ended September 30, 2008 was nil, a decrease from ¥5.4 billion for the corresponding three month period of the previous year. Major discontinued operations for the corresponding three month period of the previous year were mainly the gain on the sale of the whole oil and gas producing interests in Wandoo Petroleum Pty. Limited of the Energy Segment.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the three month period ended September 30, 2008 was ¥16.7 billion, an increase of ¥0.7 billion from ¥16.0 billion for the corresponding three month period of the previous year. Slowdown of Regency Steel Asia Pte Ltd. (Singapore) reflecting the downturn of economic activity in the region was offset by solid sales of steel products in the Japanese domestic market.

Operating income for the three month period ended September 30, 2008 was ¥7.6 billion, an increase of ¥0.4 billion from ¥7.2 billion for the corresponding three month period of the previous year reflecting an increase in gross profit.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was ¥1.5 billion, an increase of ¥0.1 billion from ¥1.4 billion for the corresponding three month period of the previous year.

Net income for the three month period ended September 30, 2008 was ¥3.5 billion, a decrease of ¥2.5 billion from ¥6.0 billion for the corresponding three month period of the previous year. The increase in operating income was offset by an impairment loss on listed shares in Nisshin Steel Co., Ltd and as by the reversal effect of the profit on sales of listed securities recognized for the corresponding three month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three month period ended September 30, 2008 was ¥50.8 billion, an increase of ¥27.2 billion from ¥23.6 billion for the corresponding three month period of the previous year.

The main factor contributing to the increase was the increase in iron ore annual contract prices. Reflecting tight supply and demand balance in emerging and developing economies, especially in China and India, iron ore prices for the year ending March 31, 2009 increased substantially from the year ended March 31, 2008.

Following the settlement of Brazilian iron ore fines with increases by 65~71% in February 2008, Australian iron ore lump and fines prices were settled with an increase by 96.5% and 79.9% respectively between June and July 2008.

Part of the price increases achieved is not reflected into the operating results for the three month period ended June 30, 2008, because the final settlement of the price negotiation was delayed until July and reflected for the three month period ended September 30, 2008. Consequently increases in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥18.3 billion and ¥7.5 billion respectively.

Operating income for the three month period ended September 30, 2008 was ¥46.5 billion, an increase of ¥27.0 billion from ¥19.5 billion for the corresponding three month period of the previous year, reflecting increase in gross profit.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was ¥31.3 billion, an increase of ¥6.6 billion from ¥24.7 billion for the corresponding three month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company, which is an investment vehicle company for iron ore mining business in Australia, were ¥8.2 billion, an increase of ¥5.2 billion from ¥3.0 billion for the corresponding three month period of the previous year reflecting increase in the iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥5.3 billion, level with earnings in the corresponding three month period of the previous year. An increase in earnings supported by firm copper price was offset by the appreciation of Japanese Yen against U.S. Dollar and the cost increase.

•

Valepar S.A. (Brazil), which is a holding company of “Vale” (Companhia Vale do Rio Doce), a mineral resource company in Brazil, posted earnings of ¥13.9 billion an increase of ¥0.4 billion from ¥13.5 billion for the corresponding three month period of the previous year. The increase in earnings which is attributable to part of the price increases not reflected in the three month period ended June 30, 2008 but reflected in the earnings for the three month period ended September 30, 2008 due to its different fiscal year end and was almost offset mainly due to a drop in nickel prices as well as the appreciation of the Brazilian Real against the U.S. Dollar.

Net income for the three month period ended September 30, 2008 was ¥55.6 billion, an increase of ¥22.2 billion from ¥33.4 billion for the corresponding three month period of the previous year.

Machinery & Infrastructure Projects Segment

Gross profit for the three month period ended September 30, 2008 was ¥33.9 billion, an increase of ¥4.9 billion from ¥29.0 billion for the corresponding three month period of the previous year.

•

Overseas automotive-related and construction machinery subsidiaries continued to show steady performance, particularly at the motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) reporting higher gross profit.

•

Reflecting strong demand, marine business showed overall strong performance through marketing commercial vessels, trading in used vessels, operating and chartering vessels, and owning or leasing special energy-related vessels.

•	In infrastructure projects business fields, engineering, procurement and construction business recorded an increase in gross profit attributable to the contribution from new projects.

Operating income for the three month period ended September 30, 2008 was ¥8.7 billion, an increase of ¥2.3 billion from ¥6.4 billion for the corresponding three month period of the previous year. The increases in gross profit at the infrastructure projects businesses were offset by increases in selling, general and administrative expenses and in provision for doubtful receivables at the infrastructure projects and marine businesses.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was a loss of ¥1.9 billion, an improvement of ¥1.7 billion from loss of ¥3.6 billion for the corresponding three month period of the previous year.

•

Overseas power producing businesses such as IPM UK Power Holdings Limited (Gibraltar) and IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported a ¥5.1 billion loss in total, an improvement of ¥0.7 billion from a ¥5.8 billion loss for the corresponding three month period of the previous year. The major factors of this improvement are as follows: Australian power producing operation recorded a mark-to-market evaluation loss of ¥7.5 billion on power contracts for the corresponding three month period of the previous year, while UK power producing operations recorded a mark-to-market evaluation loss of ¥5.2 billion on power contracts at their power generating operations for the three month period ended September 30, 2008.

•

This segment recorded a ¥2.1 billion equity in loss reflecting an other-than-temporary decline in share in ASAHI TECH CORPORATION (Japan) for the three month period ended September 30, 2008 and a ¥4.8 billion equity in loss reflecting the same for the corresponding three month period of the previous year.

Net income for the three month period ended September 30, 2008 was ¥1.2 billion, an improvement of ¥1.8 billion from a loss of ¥0.6 billion for the corresponding three month period of the previous year.

Chemical Segment

Gross profit was ¥27.6 billion, an increase of ¥1.7 billion from ¥25.9 billion for the corresponding three month period of the previous year. The principal developments in this segment were as follows:

•

Basic petrochemicals businesses ranging from basic materials to mid-stream intermediate products recorded an increase in earnings in total. P.T. Kaltim Pasifik Amoniak (Indonesia), a joint venture manufacturing and marketing company of ammonia recorded an increase of ¥4.1 billion in gross profit due to higher price and an increase in sales volume. Business of aromatics such as xylene recorded a decrease in gross profit due to a sharp decrease in margins following a rapid cost increase of raw material naphtha.

•	Supported by a globally strong demand for agriculture products, businesses of crop protection chemicals and fertilizer remained robust.

Operating income for the three month period ended September 30, 2008 was ¥13.5 billion, an increase of ¥2.7 billion from ¥10.8 billion for the corresponding three month period of the previous year, reflecting increase in gross profit.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was ¥1.3 billion, an increase of ¥0.3 billion from ¥1.0 billion for the corresponding three month period of the previous year, mainly due to the contribution of International Methanol Company (Saudi Arabia), a joint venture methanol manufacturing company.

Net income for the three month period ended September 30, 2008 was ¥2.5 billion, a decrease of ¥1.4 billion from ¥3.9 billion for the corresponding three month period of the previous year. Despite the small improvement mentioned hereinabove, this segment recorded a ¥3.9 billion impairment loss in several listed securities including a ¥2.3 billion impairment loss in securities in Mitsui Chemicals.

Energy Segment

Japan Crude Cocktail (JCC) continued to rise reflecting strong demand and an influx of speculative money into the future markets and reached US$135 (preliminary figure) per barrel in August 2008.

The average JCC price for the three month period ended September 30, 2008, which has been reflected in revenues of the Mitsui’s oil and gas producing subsidiaries and associated companies, was US$109 (estimate figure) per barrel compared to US$65 per barrel for the corresponding three month period of the previous year.

Gross profit for the three month period ended September 30, 2008 was ¥92.1 billion, an increase of ¥40.7 billion from ¥51.4 billion for the corresponding three month period of the previous year primarily due to the following:

•

There were contributions of ¥7.3 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start-up of oil production at Tui oil field in New Zealand in July 2007 as well as higher oil prices. Likewise, due to higher oil prices, Mitsui Oil Exploration Co., Ltd. and MitEnergy Upstream LLC (United States) reported increases of ¥7.1 billion and ¥4.8 billion respectively. On the other hand, Mittwell Energy Resources Pty., Ltd. posted a decrease of ¥5.1 billion in gross profit due to higher condensate cost as a result of the revision of the purchase price from Japan Australia LNG (MIMI) Pty., Ltd. (Australia) (*1).

•

The price for representative Australian premium hard coking coal for the year ending March 31, 2009 increased by approximately 200% to US$300 per ton FOB from the price for the year ended March 31, 2008. At the same time thermal coal prices also increased by approximately 100% from the previous period. For the three month period ended September 30, 2008, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) increased by ¥16.8 billion, reflecting higher coal price.

•

Due to the merger with Marubeni Liquefied Gas Corporation in April 2008, Mitsui Marubeni liquefied gas Co., Ltd. reported an increased of ¥9.7 billion in gross profit due to the merger and increased sales volume.

Operating income for the three month period ended September 30, 2008 was ¥74.8 billion, an increase of ¥35.1 billion from ¥39.7 billion for the corresponding three month period of the previous year.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was ¥9.6 billion, an increase of ¥0.6 billion from ¥9.0 billion for the corresponding three month period of the previous year. Japan Australia LNG (MIMI) Pty. Ltd. reported a slight increase in equity in earnings.

Net income for the three month period ended September 30, 2008 was ¥52.5 billion, an increase of ¥25.7 billion from ¥26.8 billion for the corresponding three month period of the previous year. Besides the above-mentioned developments, there were following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥10.9 billion, an increase of ¥3.1 billion over the corresponding three month period of the previous year.

•	This segment recorded a profit of ¥6.7 billion on sale of shareholding in Kyushu Oil Co., Ltd.

•

This segment recorded a ¥20.2 billion gain (pre-tax) on the sale of its entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. (Mitsui’s profit share 71.7%) for the three month period ended September 30, 2007.

•

Other expense increased by ¥4.3 billion due mainly to additional exploration costs and foreign exchange losses. The major item for the three month period ended September 30, 2008 was exploration expenses of ¥3.6 billion at Mitsui E&P Australia Pty Limited.

(*1)	Positive impact of the increase in condensate sales price for the three month period ended September 30, 2008 at Japan Australia LNG (MIMI) Pty. Ltd. is not reflected timely due to three-month time lag in consolidating its earnings into our operating results and will be reflected in the following three-month period.
(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of the entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. has been included in and presented as continuing operation. In the consolidated statement of income, the gain of ¥5.5 billion on the sale for the corresponding three month period of the previous year is presented as income from discontinued operations (after income tax effect).

Foods & Retail Segment

Gross profit for the three month period ended September 30, 2008 was ¥22.4 billion, an increase of ¥1.1 billion from ¥21.3 billion for the corresponding three month period of the previous year. Under business circumstances where inflation of raw material costs has risen, food raw material business transactions showed firm performance. In addition, the Segment has been taking various cost reduction initiatives in the domestic food distribution and retail operations facing severe conditions in terms of profitability.

•	In the food raw material business, broiler business displayed robust performance due to increases in prices of the products in addition to steady results of soybeans and wheat transactions.

•

MITSUI FOODS CO., LTD (Japan) recorded a slight increase in gross profit over the corresponding three month period of the previous year due to improved margins gained through by restructuring unprofitable businesses.

•

Mitsui Norin Co., Ltd. (Japan) reported a decrease of ¥0.6 billion in gross profit due to the weaker market of whole sales of food product and raw materials of beverages in addition to a loss on write down of inventories.

Operating income for the three month period ended September 30, 2008 was ¥6.5 billion, an increase of ¥1.4 billion from ¥5.1 billion for the corresponding three month period of the previous year. MITSUI FOODS CO., LTD. reported a slight decrease in their operating income. Mitsui Norin Co., Ltd. also reported a decrease in operating income reflecting the decrease in gross profit.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was ¥0.3 billion, a ¥0.2 billion decrease from ¥0.5 billion for the corresponding three month period of the previous year.

Reflecting these developments, net income for the three month period ended September 30, 2008 was ¥2.2 billion, an increase of ¥0.3 billion from ¥1.9 billion for the corresponding three month period of the previous year. Other than the above-mentioned there were following factors:

•

Loss on write-downs of securities for the three month period ended September 30, 2008 was ¥1.5 billion, a decrease of ¥3.3 billion from loss of ¥4.8 billion for the corresponding three month period of the previous year including a ¥4.5 billion loss on the write-down of the shares of Seven & i Holdings Co., Ltd.

•	Gain on sales of securities for the three month period ended September 30, 2007 was ¥1.6 billion.

Consumer Service & IT Segment

Gross profit for the three month period ended September 30, 2008 was ¥26.3 billion, a decrease of ¥4.7 billion from ¥31.0 billion for the corresponding three month period of the previous year due to slowdown of the domestic economy and reduced sales in the real estate business.

Reflecting a decrease in gross profit, for the three month period ended September 30, 2008, this segment recorded a ¥2.7 billion operating income, a decrease of ¥2.9 billion from ¥5.6 billion for the corresponding three month period of the previous year.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was ¥0.8 billion, a decrease of ¥1.4 billion from ¥2.2 billion for the corresponding three month period of the previous year.

Net loss for the three month period ended September 30, 2008 was ¥2.6 billion, a decrease of ¥3.0 billion from a profit of ¥0.4 billion for the corresponding three month period of the previous year. Other than the above-mentioned there were following factors:

•	Reflecting a sharp overall decline in domestic equity prices, impairment loss of securities for the three month period ended September 30, 2008 was ¥3.7 billion.

•	There were some gains on sales of securities for the three month period ended September 30, 2008 including gain on the sale of securities in Telepark Corp.

Logistics & Financial Markets Segment

Gross profit for the three month period ended September 30, 2008 was ¥19.9 billion, an increase of ¥6.7 billion from ¥13.2 billion for the corresponding three month period of the previous year. Commodity trading activities remained robust under the volatile conditions for energy and other commodity markets.

Operating income for the three month period ended September 30, 2008 was ¥8.3 billion, an increase of ¥2.6 billion from ¥5.7 billion for the corresponding three month period of the previous year. Incentive bonus expense for the traders increased reflecting robust results of the commodity trading business.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was a loss of ¥2.0 billion, a deterioration of ¥1.3 billion from a loss of ¥0.7 billion for the corresponding three month period of the previous year. This Segment recorded additional equity in loss from investment in a partnership, NPF-Harmony (Japan), reflecting an other than temporary decline in its fair value.

Accordingly, net loss for the three month period ended September 30, 2008 was ¥1.7 billion, an improvement of ¥1.5 billion from loss of ¥3.2 billion for the corresponding three month period of the previous year. Other than above factors, this segment recorded a ¥4.2 billion loss on the write-down of the shares of Central Finance Co., Ltd. for the three month period ended September 30, 2007.

Americas Segment

Gross profit for the three month period ended September 30, 2008 was ¥46.0 billion, an increase of ¥28.6 billion from ¥17.4 billion for the corresponding three month period of the previous year.

•

Novus International Inc. recorded an increase of ¥8.9 billion in gross profit over for the three month period ended September 30, 2007 reflecting higher product prices as well as increase in sales volume supported by a strong demand of animal feed additives.

•	Gross profit at Champions Pipe & Supply, Inc. (United State) increased supported by a strong demand of oil well tubular for active oil and gas exploitation.

•

Oil products trading subsidiary Westport Petroleum, Inc. (United States) recorded a significant increase of ¥12.9 billion due to realized holding gain brought over from the three month period ended June 30.

•

There was a reversal effect of ¥4.1 billion loss on the write-down of inventories reflecting the decline in the residential market for MBK Real Estate Ltd. (United States) for the corresponding three month period of the previous year.

Operating income for the three month period ended September 30, 2008 was ¥25.5 billion, an increase of ¥24.8 billion from ¥0.7 billion for the corresponding three month period of the previous year reflecting the large increase of gross profit. Novus International Inc. reported an increase in personnel expense.

Equity in earnings of associated companies for the three month period ended September 30, 2008 was ¥0.8 billion, a ¥0.3 billion decrease from ¥1.1 billion for the corresponding three month period of the previous year.

Net income for the three month period ended September 30, 2008 was ¥11.8 billion, an increase of ¥11.4 billion from ¥0.4 billion for the corresponding three month period of the previous year. In addition to above factors, interest expense, net of interest income, decreased by ¥2.4 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from lower U.S. Dollar interest rates.

Europe, the Middle East and Africa Segment

Gross profit for the three month period ended September 30, 2008 was ¥8.9 billion, an increase of ¥1.5 billion from ¥7.4 billion for the corresponding three month period of the previous year, reflecting a slight increase in gross profit of the energy business.

This segment recorded an operating profit of ¥2.1 billion for the three month period ended September 30, 2008, a ¥0.8 billion increase from ¥1.3 billion for the corresponding three month period of the previous year, reflecting an increase in gross profit.

Net income for the three month period ended September 30, 2008 was ¥2.6 billion, a decrease of ¥0.2 billion from ¥2.8 billion for the corresponding three month period of the previous year.

Asia Pacific Segment

Gross profit for the three month period ended September 30, 2008 was ¥9.5 billion, an increase of ¥1.0 billion from ¥8.5 billion for the corresponding three month period of the previous year.

Operating income for the three month period ended September 30, 2008 was ¥1.8 billion, a decrease of ¥0.6 billion from ¥2.4 billion for the corresponding three month period of the previous year, reflecting increases mainly in personnel expenses.

Net income for the three month period ended September 30, 2008 was ¥13.0 billion, an increase of ¥5.9 billion from ¥7.1 billion for the corresponding three month period of the previous year. The main factor of the increase in net income is attributable to the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd.

II. Management Policies

1. Management strategy and progress report

1) Medium-Term Management Outlook

In May 2006 we, Mitsui and its subsidiaries, established our Medium-term Management Outlook, announced, based on a company-wide consideration of business models that we should seek to develop over the next three to five years, namely the period of 2009 to 2011. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries and optimizing resource allocation

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel

(1) Corporate vision towards the period of 2009 to 2011 – quantitative summary

Looking ahead three to five years from year of 2006, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the period of 2009 to 2011 as illustrated in the chart herein below.

(2) Four key strategies of the Medium-term Management Outlook

(a) Development of Strategic Business Portfolio

i) Business strategy for achieving corporate vision towards the period of 2009 to 2011

We have developed key policies based on dividing up our business into four areas, as outlined below.

Mineral Resources & Energy

(1)     Complete the development of large-scale projects such as Sakhalin II and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)     Ensure the liquidity of our equity production interests and carry out recycling

(3)     Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)     Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources to growth fields

(2)     Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)     Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services

(1)     Pursue initiatives in media and information, healthcare and medical, and senior living industries

(2)     Develop new consumer-oriented businesses and strengthen related marketing and logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

ii) Developing business portfolio for achieving corporate vision; Focused allocation of management resources (financial and human)

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will continue to refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

Through this company-wide portfolio strategy, we expected to make new investments totaling ¥800 billion in the first two years of the Medium-term Management Outlook, and divest assets totaling ¥100-200 billion.

(b)	Evolution of business models leveraging business engineering capabilities

We will focus on consumer-oriented services in Japan that show high potential for growth. We will pursue business development in new fields, such as the development of environment businesses such as emission rights trading, recycling, and new energy businesses such as biomass ethanol. We will seek to leverage across the whole operating segments our strengths in logistics, finance and IT, and actively promote joint operations among business units.

(c)	Implementation of global strategies

We will strengthen our strategy for the Asian market. We will also develop a broad, cross-border product strategy based on the regional headquarters we have created for the Americas, Europe and Asia. We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

(d)	Reinforcing the management framework to support growth

Under our revised corporate staff organization we are pursuing an efficient risk management approach.

We are strengthening our corporate governance system and internal controls framework, such as by increasing external directors and external corporate auditors, and working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”). We are developing as a business that meets the needs of customers and society, while engaging in CSR-oriented management worthy of Mitsui, such as through engaging in environmental issues and contributing to society.

2) Progress on Medium-Term Management Outlook

(1) Progress on key initiatives

(a)	Development of Strategic Business Portfolio

i) Progress on investment plans and key policies in each business area

At the beginning of the fiscal year ended March 31, 2008, Mitsui introduced a new monitoring system linked more closely to consolidated cash flow statements to incorporate not only the large-scale investments but also small- to middle-sized investments, loans and leases. With this new monitoring method, we set up a new outlook for our investments and loans to be ¥800 billion for the single year ending March 31, 2008.

Consequently during this fiscal year, we executed new investments and loans of approximately ¥710 billion, consisting of ¥310 billion in Mineral Resources & Energy, ¥220 billion in Global Marketing Networks, ¥110 billion in Consumer Services and ¥70 billion in Infrastructure, while we collected approximately ¥610 billion through asset disposals including proceeds from large scale divestitures in the Mineral Resources & Energy area.

For the year ending March 31, 2009, we forecast total investing cash outflow to be approximately ¥700 billion, reflecting a favorable investing environment. Included in the guidance are investments in Mineral Resources and Energy amounting to ¥350 billion mainly for expansion of existing projects. The remainder includes investments of ¥150-200 billion in Global Marketing Networks, ¥50-100 billion in Consumer Services and ¥100 billion in Infrastructure. At the same time, we forecast a total of ¥270 billion in asset divestitures during the period.

During the six month period ended September 30, 2008, we executed new investments and loans of approximately ¥320 billion. Concurrently, we have been focusing on divestitures of outstanding investments and fixed assets and collected approximately ¥120 billion. We made progress in each of the four business areas presented in our Medium-term Management Outlook during the six month period ended September 30, 2008 as follows:

•	In the Mineral Resources & Energy business area, we continuously focused on large-scale projects already under development as well as expansion of existing projects.

We made an additional investment in the Enfield oil field in Australia in order to cope with the sand breakthrough observed since December 2007, and to boost output capacity. As a result of the work-over program completed in July 2008, the oil field recorded an average production of 43,000 barrel per day for the three month period ended September 30, 2008 from an average production of 27,000 barrel per day for the six month period ended June 30, 2008. The development work on the Vincent oil field adjacent to the Enfield oil field was completed in August 2008 and started commercial production. Including the developments in the aforementioned two oil fields, we executed capital investments amounting to ¥40 billion in total in the oil and gas business.

At the same time, we continued development of our oil and gas business and, as a result the fifth train of the Northwest Shelf LNG JV began its commercial production in July 2008.

In addition, we invested ¥15.3 billion additionally in the Sakhalin II project.

In July, Vale announced a capital increase to fund its plan to expand its existing production capacity of iron ore and non ferrous metals as well as to make strategic asset acquisitions. Mitsui made a contribution of ¥78.4 billion into Valepar S.A., which has controlling ownership at Vale, on a pro rata basis. In Australian iron ore and coal mining activities, we invested a total of ¥23.7 billion and ¥7.0 billion, respectively, as part of our plan to increase production capacity.

Seeking to further expand our worldwide scrap and other recycling business opportunities, we acquired additional shares in Sims Group Limited, a metal recycler with various sites across four continents, for a total sum of ¥23.0 billion between August and September, 2008. As a result, our total investment in Sims Group Limited increased to ¥93.6 billion and the ownership percentage became 19.999%.On the other hand, we sold business assets of Pacific Coast Recycling LLC (United States), a subsidiary located in the west coast of the United States, to an associated company of Sims Group to consolidate the U.S. metal scrap business into Sims Group Limited. At the same time, in the Mineral Resources & Energy business area, we received a redemption of ¥8.3 billion from Sakhalin II, which had obtained proceeds from a project finance, and proceeds from the sale of shares in Kyushu Oil Co., Ltd for ¥8.2 billion.

•

In the Global Marketing Networks business area, incorporating businesses such as iron & steel products, automotives and chemicals, we took further steps to strengthen our global operating network, especially in the growing region Asia and in the automotive area. In the last fiscal year Mitsui established the Automotive Strategy Department and started to take on various business initiatives from procurement of parts to retail finance in the value chain of the automotive area. We acquired a 30% ownership in a motorcycle manufacturing subsidiary of Yamaha in India aiming to bring into India the successful business experiences we have with Yamaha in Indonesia. At the same time, a retail finance company for the sales of Yamaha motorcycles in India, in which we have 64% ownership interest, started business in April 2008. We are also working on a development of a carport in Turkey. In the steel products business, we consolidated all the steel sheets and plates business in the United States into Steel Technologies, Inc. to establish a platform and took initiatives to strengthen the profitability of the business. In Japan, we also consolidated our four domestic steel marketing and distribution subsidiaries into Mitsui & Co. Steel Ltd. in April 2008. The Chemical Segment also engaged in the same reorganization activities.

•

In the Consumer Services business area, we are continuing to build our operations in promising new business domains. In July 2008, we acquired a 47% interest in MED 3000 Group Inc. (United States), a management service provider for physicians and medical institutions, for ¥6.5 billion. We aim to expand the management service business for physicians and medical institutions in the United States as well as in the world. In the foods and retail field, we are making investments to secure a stable supply of overseas food upstream sources, while we have been taking measures to improve the performance and competitiveness of domestic subsidiaries including MITSUI FOODS CO., LTD. We also continued to take necessary measures to increase production capacities in the projects acquired in the previous fiscal year. In addition, we increased our stake in Synlait Limited, a dairy products company in New Zealand, allowing us to consolidate the company as an associated company. We also made an additional investment in a Brazilian agricultural business, Multigrain A.G. in October 2008.

•

In the Infrastructure Project business area, our efforts were directed at selectively investing in superior project opportunities. In the overseas power generation business, we further strengthened our strategic alliance with International Power plc. (United Kingdom). During the six month period ended September 30, 2008, we strengthened the financial standing of a subsidiary of IPM Eagle LLP, which is a joint venture company with International Power plc. We, together with International Power plc., made an additional investment of ¥9.6 billion based on the shareholding ratio in order for the subsidiary to make a redemption of preferred stock of ¥32.7 billion to us.

In July 2008, we acquired a Mexican water/wastewater treatment engineering and construction company jointly with Toyo Engineering Corporation (Japan), an associated company of Mitsui, to expand the water treatment business globally. In addition, we are expanding the rolling stock leasing business in Americas and Europe.

ii) Free Cash Flow

As discussed above, during the year ended March 31, 2008, we executed new investments and loans amounting to approximately ¥710 billion and collected approximately ¥610 billion mainly from divestitures of large scale investments in the Mineral Resources & Energy area. As a result, free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, turned to a positive amount of $311 billion for the first time since the year ended March 31, 2003. However, except for the two large scale divestitures of Sesa Goa and Sakhalin II, the free cash flow for the year ended March 31, 2008 was virtually break-even.

Our Medium-term Management Outlook originally aimed to achieve a positive free cash flow for the year ending March 31, 2009 as a key milestone event. For the year ending March 31, 2009, we expect the free cash flow to be break-even or marginally positive resulting from a positive operating cash inflow offset by a continuous negative investing cash outflow.

Compared to the assumptions in the Mid-term Management Outlook, there have been certain delays in operations at major projects such as Sakhalin II, the Enfield oil field and the Dawson coal mine, which can be regarded as major reasons for a delay in achieving a stable positive free cash flow trend.

iii) Continuous review of our business portfolio based on Mitsui’s business strategy

Twice a year, Mitsui’s management examines each business units’ development of their portfolio strategy including asset recycling, referring to key performance indicators on subsidiaries and associated companies; and other investments as well according to Mitsui’s guideline for investment in and withdrawal from business operations. The Portfolio Management Committee has developed and maintained the relevant data and guidelines.

•

In the previous fiscal year, the major emphasis was put on the companywide re-allocation of human resources and all the business domains in each business division were classified into three categories, “Focus”, “Streamlining” and “Downsizing and Review”. We planned to reallocate 100 junior or mid-level staffs within Mitsui into “Focus” areas, strategic business domains, across the business segments and implemented it on April 1, 2008. In the current fiscal year we are monitoring the progress of the re-allocation and making follow-up actions. We continue to implement measures towards the mobilization of human resources.

•

To implement a company-wide strategy on certain key products and services, we organized divisions which specialize in the agri-food business and solar business following the creation of new divisions in the automotive and related industries and the medical and healthcare industry in the previous fiscal year.

(b) Evolution of our new business models leveraging business engineering capabilities

In the recycling business field, we acquired shares in Sims Group Limited, the world largest metal recycler and eco-solution company, in June 2007 and between August and September, 2008. As a result, our ownership percentage became 19.9%. We contribute to an industrial solution to environmental problems through the investment in Sims Group Limited.

In the biomass and energy-related field, we began a feasibility study to commercialize the production and sale of bio-ethanol in collaboration with Petrobras of Brazil in April 2006. During the six month period ended September 30, 2008, as the first joint venture project with Petrobras in this field, we decided to invest in a bio-ethanol production and sale business using Brazilian sugarcane as a raw material. We are also coordinating cross-divisional efforts with regard to possibilities in areas such as the distribution and trading of biodiesel and bioethanol in Europe as well as investment in manufacturing operations in the United States.

(c) Implementation of global strategy

We refined the Regional Business Unit system in April 2007 by expanding Europe to include the Middle East and Africa, while expanding Asia to include Oceania. We aim to further promote global businesses by developing the business activities having strong footholds in each country and economy utilizing the three regional business units as a core and by interacting with each other among the regions. To promote this globalization, a key factor is to foster and to deploy local staff in the countries and regions, where we are developing the businesses. As the first step, we adopted systems in each regional headquarters to foster talented employees and increase the diversity of our human resources within the regional business unit. Furthermore, between the Human Resources & General Affairs Division in Tokyo and each regional business unit headquarters, we are studying ways to implement concrete measures to develop and deploy quality personnel from a wider pool of talent on a global scale and to promote the diversity of our human resources from all Mitsui’s point of view.

(2) Progress toward quantitative targets

(a) Operating results for the six month period ended September 30, 2008

Net income for the six month period ended September 30, 2008 was ¥240.5 billion. See “I. Highlights of Consolidated Financial Results for the Six Month Period Ended September 30, 2008” for detailed information by operating segment.

(b) Annual business plan for the year ending March 31, 2009

      i) Forecast net income for the year ending March 31, 2009

We forecast our net income for the year ending March 31, 2009 to be ¥460 billion. Major components of our forecasted consolidated income statements for the year ending March 31, 2009 are set forth below.

[Assumption]	Sep-08 Actual	2nd Half of Mar-09 Revised Forecast	Mar-09 Original Forecast
Exchange rate (JPY/USD)	106.23	100.00	100.00
Crude oil (JCC)	$101/bbl	$104/bbl	$85/bbl
				(Billions of Yen)

	Mar-09 Revised	Mar-09 Original	Increase	Description
Total trading transactions	17,000.0	16,100.0	900. 0

Gross profit	1,160.0	1,080.0	80.0	Higher mineral resource and energy prices

SG & A expenses	▲610.0	▲600.0	▲10.0

Provision for doubtful receivables	▲10.0	▲10.0	0.0

Operating income	540.0	470.0	70.0

(Other expenses)

Interest expenses	▲45.0	▲45.0	0.0	Lowering policy interest rates offset with increases in spreads in commercial interest rates due to the tightening

Dividend income	50.0	50.0	0.0	Loss on write down of securities including impairment loss on listed securities and foreign exchange loss.
Gain on sales of securities, PPE and other gain-net	▲25.0	15.0	▲40.0

Income from continuing operations before taxes	520.0	490.0	30.0

Income from continuing operations after taxes	310.0	280.0	30.0

Minority Interests in Earnings of Subsidiaries	▲50.0	▲40.0	10.0	Robust performance of Mitsui Oil Exploration (MOECO) and Novus.

Equity in earnings of associated companies	200.0	220.0	▲20.0	Impairment loss on listed securities, appreciation of Japanese Yen against Australian Dollar and Brazilian Real. Drop in nickel prices
Income from Discontinued Operations-Net (After Income Tax Effect)	0.0	0.0	0.0

Net income	460.0	460.0	0.0

Assumed foreign exchange rates for the year ending March 31, 2009 are ¥100/US$, ¥70/AU$ and ¥48/BRL, while average foreign exchange rates for the six month period ended September 30, 2008 were ¥106.23/US$, ¥96.65/AU$ and ¥63.55/BRL. Also, we assume the oil price will continue to be US$68/Barrel through March 31, 2009, resulting in an average oil price of US$104/Barrel applicable to our financial results for the six month period ending March 31, 2009.

Despite the deceleration in the real economy resulting from the financial crisis and sharp declines in commodity prices seen after this summer, gross profit is expected to be ¥1,160.0 billion, an increase of ¥80.0 billion from ¥1,080.0 billion in the original forecast, reflecting the higher price in the Mineral Resources & Energy area. Iron ore and coal prices are contracted on an annual basis while oil price is reflected in our financial results with a certain time lag. Interest expense (net) is expected to be ¥45.0 billion, equivalent to that of the original forecast, considering trends of lowering policy interest rates offset with increases in spreads in commercial interest rates due to the tightening credit conditions. We anticipate a loss of ¥25.0 billion in gains from the sales of securities; property, plants and equipment and other assets, a decrease of ¥40.0 billion from net profit of ¥15.0 billion in the original plan, due to recognition of loss on write down of securities including impairment loss on listed securities as well as foreign exchange loss. Minority interest is expected to be a loss of ¥50.0 billion, a decrease of ¥10.0 billion from a loss of ¥40.0 billion in the original forecast, reflecting performance of Mitsui Oil Exploration Co., Ltd. and Novus International Inc. Equity in earnings of associated companies is expected to be ¥200.0 billion, a decrease of ¥20.0 billion from ¥220.0 billion in the original forecast, taking into consideration impairment losses on listed securities as well as appreciation of the Japanese Yen against the Australian Dollar and Brazilian Real.

As a result, net income for the year ending March 31, 2009 is expected to be ¥460.0 billion, the same level as originally forecasted.

In addition, following the bankruptcy of one of the largest investment banks in the United States, the equity market plummeted very sharply and has been at very low levels showing wild ups and downs. Now there is greater uncertainty about the equity markets. Under the severe circumstances, if the equity prices continue to be at the same low levels for a long time, there is a risk of additional impairment losses on listed securities. We will also closely monitor the progress of the Japanese Yen appreciation, declines in commodity prices and the sluggish economic situation.

Forecast on annual operating results by operating segment compared to the original forecast is described as below:

•        The projected net income of the Mineral & Metal Resources Segment for the year ending March 31, 2009 is ¥160.0 billion, a decrease of ¥10.0 billion from the original forecast. The positive effect that Australian iron ore prices being settled higher than originally forecasted is partially offset with a negative impact of the appreciation of the Japanese Yen against the Australian Dollar and Brazilian Real.

•        The projected net income of the Energy Segment for the year ending March 31, 2009 is ¥161.0 billion, an increase of ¥13.0 billion from the original forecast. We assume the annual average crude oil price to be US$102/barrel, US$17/barrel higher than the original forecast. We have taken into consideration the positive impact of the increased oil price, which is partly offset with cost increases such as a tax on condensate in Australia as well as the Japanese Yen appreciation against the Australian Dollar.

•

The projected net incomes of the Steel Products Segment, the Machinery & Infrastructure Projects Segment and the Chemical Segment for the year ending March 31, 2009 are ¥17.0 billion, ¥43.0 billion and ¥10.0 billion with decreases of ¥4.0 billion, ¥2.0 billion and ¥10.0 billion from the original forecast, respectively. Although the performances of these segments for the six month period were solid the performances for the six month period ending March 31, 2009 will be decelerated due to a slow down in the economy. The decreases are principally attributable to losses on write downs on securities including those included in equity in earnings of associated companies.

•

The projected net incomes of the Foods & Retail Segment, Consumer Services & IT Segment and Logistics & Financial Markets Segment for the year ending March 31, 2009 are ¥12.0 billion, ¥12.0 billion and ¥5.0 billion, with decreases of ¥2.0 billion, ¥5.0 billion and ¥3.0 billion from the original forecast, respectively. The decreases are attributable to poor conditions for the domestic consumer related markets as well as impairment losses recognized in the six month period ended September 30, 2008.

•

The projected net income of the Americas Segment for the year ending March 31, 2009 is ¥19.0 billion, an increase of ¥10.0 billion from the original forecast. Despite the inclusion of losses on derivative contracts at Felitilizantes Mitsui, robust performances in the agriculture related business (sales and manufacturing of feed additives as well as fertilizer) and in the energy related business (oil & gas producing activity in the Gulf of Mexico and sales of tubular products for the oil & gas industry) contribute to the increase in net income. The projected net incomes of Europe, the Middle East and Africa Segment and the Asia Pacific Segment are ¥2.0 billion and ¥42.0 billion, a decrease of ¥1.0 billion and an increase of ¥1.0 billion from the original forecast, respectively.

2. Dividend policy

In order to maximize shareholder value, we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the Group aim to steadily increase dividends from their current levels.

With respect to the dividend policy under the current business circumstances, we would like to prioritize enhancing the financial strength as well as the net worth of the Group considering the high cash demands for investing activities, economic stagnation to be expected for a long time and uncertainties in the commodity and equity markets. We will closely review improvements in business performance with the aim of increasing dividends for the year above current levels, based on the policy outlined above. We will continue to study the dividend policy taking into consideration the business environment, future trend of the investing activities, free cash flow level, interest bearing debt level and return on equity.

For the six-month period September 30, 2008, we will pay an interim dividend of ¥25, ¥2 per share higher than the corresponding six-month period of the previous year. For the year ending March 31, 2009, we plan to pay an annual dividend of ¥50 (including the interim dividend), ¥4 per share higher than the year ended March 31, 2008, on the assumption that our annual net income will be ¥460.0 billion.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

III. Other

[Changes in Accounting Principles, Procedures and Presentation Methods in Preparing the Consolidated Financial Statements]

•	Offsetting of amounts related to certain contracts

Effective April 1, 2008, the companies adopted FASB Staff Position (“FSP”) No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

FSP No. FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

As a result of the adoption of this FSP, the companies elected to offset ¥68,305 million in other current liabilities against derivative assets, and ¥125,467 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of September 30, 2008. The companies have also offset ¥112,038 million in other current liabilities against derivative assets, and ¥41,012 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of March 31, 2008 through retrospective application.

IV. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of Yen)

Assets

	September 30, 2008	March 31, 2008
Current Assets:
Cash and cash equivalents	¥805,198	¥899,264
Time deposits	9,717	12,302
Marketable securities	17,439	7,114
Trade receivables:
Notes and loans, less unearned interest	413,946	424,406
Accounts	2,167,707	2,125,640
Associated companies	187,457	228,831
Allowance for doubtful receivables	(20,345)	(23,289)
Inventories	785,921	739,721
Advance payments to suppliers	164,239	95,188
Deferred tax assets–current	38,584	37,766
Derivative assets	316,715	279,295
Other current assets	337,196	231,826

Total current assets	5,223,774	5,058,064

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,423,134	1,333,042
Other investments	1,181,482	1,281,476
Non-current receivables, less unearned interest	487,533	497,265
Allowance for doubtful receivables	(55,763)	(58,957)
Property leased to others–at cost, less accumulated depreciation	198,731	184,447

Total investments and non-current receivables	3,235,117	3,237,273

Property and Equipment—at Cost:
Land, land improvements and timberlands	169,393	188,848
Buildings, including leasehold improvements	358,517	385,104
Equipment and fixtures	844,909	815,202
Mineral rights	167,442	146,120
Vessels	36,841	33,789
Projects in progress	219,611	176,987

Total	1,796,713	1,746,050
Accumulated depreciation	(754,775)	(729,715)

Net property and equipment	1,041,938	1,016,335

Intangible Assets, less Accumulated Amortization	122,126	128,504
Deferred Tax Assets—Non-current	16,470	20,574
Other Assets	78,375	77,079

Total	¥9,717,800	¥9,537,829

(Millions of Yen)

Liabilities and Shareholders’ Equity

	September 30, 2008	March 31, 2008
Current Liabilities:
Short-term debt	¥555,013	¥464,547
Current maturities of long-term debt	334,161	276,620
Trade payables:
Notes and acceptances	75,537	79,414
Accounts	1,889,271	1,888,911
Associated companies	66,686	69,476
Accrued expenses:
Income taxes	112,754	127,411
Interest	20,223	21,924
Other	85,603	85,526
Advances from customers	200,494	113,939
Derivative liabilities	210,418	238,684
Other current liabilities	88,808	75,111

Total current liabilities	3,638,968	3,441,563

Long-term Debt, less Current Maturities	2,862,256	2,944,383

Accrued Pension Costs and Liability for Severance Indemnities	32,348	32,754

Deferred Tax Liabilities—Non-current	355,189	387,337

Other Long-Term Liabilities	337,844	304,156

Minority Interests	258,951	243,976

Shareholders’ Equity:
Common stock	339,620	337,544
Capital surplus	434,415	432,245
Retained earnings:
Appropriated for legal reserve	54,783	47,463
Unappropriated	1,588,753	1,397,313
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	88,082	140,446
Foreign currency translation adjustments	(217,987)	(135,196)
Defined benefit pension plans	(30,724)	(32,160)
Net unrealized gains and losses on derivatives	(18,589)	1,135

Total accumulated other comprehensive loss	(179,218)	(25,775)

Treasury stock, at cost	(6,109)	(5,130)

Total shareholders’ equity	2,232,244	2,183,660

Total	¥9,717,800	¥9,537,829

Notes:

1.	The Consolidated Balance Sheets above are not reviewed by the auditors.
2.	The Consolidated Balance Sheet as of March 31, 2008 above has been adjusted due to the adoption of FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” effective April 1, 2008.

(2) Statements of Consolidated Income

(Millions of Yen)

	Six-month period ended September 30, 2007	Six-month period ended September 30, 2008
Revenues :
Sales of products	¥2,375,900	¥2,944,856
Sales of services	277,721	284,094
Other sales	83,662	103,675

Total revenues	2,737,283	3,332,625
[ Total Trading Transactions : ]
Six-month period ended September 30, 2007, ¥8,202,179 million
Six-month period ended September 30, 2008, ¥8,973,117 million
Cost of Revenues :
Cost of products sold	(2,136,173)	(2,572,265)
Cost of services sold	(75,521)	(85,945)
Cost of other sales	(47,065)	(45,728)

Total cost of revenues	(2,258,759)	(2,703,938)

Gross Profit	478,524	628,687

Other Expenses (Income) :
Selling, general and administrative	296,370	312,101
Provision for doubtful receivables	2,639	5,786
Interest expense, net of interest income	23,627	18,370
Dividend income	(28,419)	(38,906)
Gain on sales of securities – net	(51,032)	(18,467)
Loss on write-down of securities	12,663	24,746
Gain on disposal or sales of property and equipment – net	(1,202)	(5,160)
Impairment loss of long-lived assets	2,232	1,133
Other expense – net	(1,452)	18,896

Total other expenses	255,426	318,499

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	223,098	310,188

Income Taxes	88,221	124,790

Income from Continuing Operations before Minority Interests and Equity in Earnings	134,877	185,398
Minority Interests in Earnings of Subsidiaries	(20,678)	(30,715)
Equity in Earnings of Associated Companies – Net (After Income Tax Effect)	72,375	85,865
Income from Continuing Operations	186,574	240,548
Income from Discontinued Operations – Net (After Income Tax Effect)	65,347	—

Net Income	¥251,921	¥240,548

Comprehensive Income:
Net income	¥251,921	¥240,548

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	2,412	(52,364)
Foreign currency translation adjustments	20,919	(82,791)
Defined benefit pension plans	707	1,436
Net unrealized gains and losses on derivatives	5,973	(19,724)

Comprehensive Income	¥281,932	¥87,105

Note: The Statements of Consolidated Income above are not reviewed by the auditors.

(Millions of Yen)

		Three-month period ended September 30, 2007	Three-month period ended September 30, 2008
Revenues :
Sales of products		¥1,219,473	¥1,597,935
Sales of services		142,259	145,819
Other sales		41,051	63,000

Total revenues		1,402,783	1,806,754
[ Total Trading Transactions :	]
Three-month period ended September 30, 2007, ¥4,339,006 million
Three-month period ended September 30, 2008, ¥4,685,220 million
Cost of Revenues :
Cost of products sold		(1,100,458)	(1,383,396)
Cost of services sold		(37,610)	(43,376)
Cost of other sales		(22,551)	(26,275)

Total cost of revenues		(1,160,619)	(1,453,047)

Gross Profit		242,164	353,707

Other Expenses (Income) :
Selling, general and administrative		149,363	161,383
Provision for doubtful receivables		1,117	4,789
Interest expense, net of interest income		13,562	9,373
Dividend income		(10,465)	(14,290)
Gain on sales of securities – net		(7,051)	(12,055)
Loss on write-down of securities		11,825	14,118
Gain on disposal or sales of property and equipment – net		(1,142)	(2,932)
Impairment loss of long-lived assets		2,230	660
Other expense – net		(2,341)	7,732

Total other expenses		157,098	168,778

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings		85,066	184,929

Income Taxes		44,795	71,635

Income from Continuing Operations before Minority Interests and Equity in Earnings		40,271	113,294
Minority Interests in Earnings of Subsidiaries		(10,716)	(17,069)
Equity in Earnings of Associated Companies – Net (After Income Tax Effect)		35,905	41,239

Income from Continuing Operations		65,460	137,464
Income from Discontinued Operations – Net (After Income Tax Effect)		5,428	—

Net Income		¥70,888	¥137,464

Comprehensive Loss :
Net income		¥70,888	¥137,464

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities		(22,805)	(89,056)
Foreign currency translation adjustments		(54,582)	(187,261)
Defined benefit pension plans		554	876
Net unrealized gains and losses on derivatives		(84)	(24,304)

Comprehensive Loss		¥(6,029)	¥(162,281)

Note: The Statements of Consolidated Income above are not reviewed by the auditors.

(3) Statements of Consolidated Cash Flows

(Millions of Yen)

	Six-month period ended September 30, 2007	Six-month period ended September 30, 2008
Operating Activities:
Net income	¥251,921	¥240,548
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations–net (after income tax effect)	(65,347)	—
Depreciation and amortization	66,649	70,594
Pension and severance costs, less payments	(2,432)	3,331
Provision for doubtful receivables	2,639	5,786
Gain on sales of securities–net	(51,032)	(18,467)
Loss on write-down of securities	12,663	24,746
Gain on disposal or sales of property and equipment–net	(1,202)	(5,160)
Impairment loss of long-lived assets	2,232	1,133
Deferred income taxes	(11,644)	(13,494)
Minority interests in earnings of subsidiaries	20,678	30,715
Equity in earnings of associated companies, less dividends received	(29,007)	(24,528)
Changes in operating assets and liabilities:
Increase in trade receivables	(93,328)	(12,368)
Increase in inventories	(19,882)	(90,483)
Increase (decrease) in trade payables	21,703	(15,358)
Other–net	22,706	(135,119)
Net cash used in operating activities of discontinued operations	(2,096)	—

Net cash provided by operating activities	125,221	61,876

Investing Activities:
Net (increase) decrease in time deposits	(302)	2,660
Net decrease (increase) in investments in and advances to associated companies	124,924	(95,329)
Net (increase) decrease in other investments	(985)	14,637
Net decrease (increase) in long-term loan receivables	1,025	(4,456)
Net increase in property leased to others and property and equipment	(66,834)	(109,045)

Net cash provided by (used in) investing activities	57,828	(191,533)

Financing Activities:
Net (decrease) increase in short-term debt	(151,942)	92,571
Net decrease in long-term debt	(3,564)	(9,147)
Purchases of treasury stock–net	(991)	(880)
Payments of cash dividends	(30,342)	(41,788)

Net cash (used in) provided by financing activities	(186,839)	40,756

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,613	(5,165)

Net decrease in Cash and Cash Equivalents	(2,177)	(94,066)
Cash and Cash Equivalents at Beginning of Period	800,032	899,264

Cash and Cash Equivalents at End of Period	¥797,855	¥805,198

Note: The statements of consolidated cash flows above are not reviewed by the auditors.

(4) Assumption for going concern : N/A

(5) Operating Segment Information

Six-month period ended September 30, 2007 (from April 1, 2007 to September 30, 2007) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	741,214	819,546	1,080,522	1,278,331	1,229,699	998,555	570,292	83,131
Gross Profit	31,670	44,580	56,457	52,877	101,176	41,795	59,003	25,346
Operating Income (Loss)	14,291	36,239	13,378	23,383	78,486	9,125	9,502	10,111
Equity in Earnings of Associated Companies	2,681	38,672	1,614	2,867	19,245	784	4,143	(442)
Net Income	11,937	118,167	12,990	10,916	72,465	5,126	8,138	290

Total Assets at September 30, 2007	704,088	1,111,918	1,638,531	895,080	1,716,352	707,841	724,660	649,595

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	788,192	254,394	362,424	8,206,300	3,179	(7,300)	8,202,179
Gross Profit	39,855	13,158	16,407	482,324	1,598	(5,398)	478,524
Operating Income (Loss)	5,673	1,113	4,431	205,732	(1,926)	(24,291)	179,515
Equity in Earnings of Associated Companies	2,411	121	412	72,508	42	(175)	72,375
Net Income	3,140	3,612	12,365	259,146	3,514	(10,739)	251,921

Total Assets at September 30, 2007	734,297	202,799	390,362	9,475,523	2,789,912	(2,234,600)	10,030,835

Six-month period ended September 30, 2008 (from April 1, 2008 to September 30, 2008)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	846,356	818,746	1,070,013	1,380,433	1,648,071	1,040,358	479,885	107,605
Gross Profit	34,324	91,769	62,138	55,070	167,126	42,056	46,139	34,234
Operating Income (Loss)	16,553	84,254	14,700	26,951	138,465	10,505	(2,446)	14,198
Equity in Earnings of Associated Companies	2,395	51,536	7,805	3,563	19,608	992	1,650	(3,628)
Net Income (Loss)	9,285	91,962	17,131	3,971	83,103	5,357	(4,691)	1,214

Total Assets at September 30, 2008	686,868	1,001,520	1,535,186	845,918	1,782,007	702,599	697,407	623,750

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,000,735	258,875	320,059	8,971,136	1,748	233	8,973,117
Gross Profit	65,199	12,851	17,204	628,110	2,807	(2,230)	628,687
Operating Income (Loss)	26,657	(229)	3,338	332,946	(46)	(22,100)	310,800
Equity in Earnings of Associated Companies	1,979	(83)	119	85,936	23	(94)	85,865
Net Income (Loss)	13,927	2,944	24,771	248,974	3,188	(11,614)	240,548

Total Assets at September 30, 2008	726,863	278,820	310,585	9,191,523	2,881,936	(2,355,659)	9,717,800

Notes:

1.	The operating segment information above is not reviewed by the auditors.
2.	Total Assets at September 30, 2007 is not adjusted in accordance with the FASB Staff Position No. FASB Interpretation No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”
3.	The figures of “Consolidated Total” for the six-month period ended September 30, 2007 have been reclassified to conform to the change in current period presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation-net (after income tax effect) is included in “Adjustments and Eliminations.”
4.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2007 and September 30, 2008 consisted primarily of cash and cash equivalents, time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
5.	Net Income (Loss) of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
6.	Transfers between operating segments are made at costs plus a markup.
7.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
8.	Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries. The operating segment information for the six-month period ended September 30, 2007 has been restated to conform to the current period presentation.

Three-month period ended September 30, 2007 (from July 1, 2007 to September 30, 2007) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	377,581	403,961	530,139	648,339	763,647	509,353	323,642	46,428
Gross Profit	15,981	23,630	29,008	25,906	51,355	21,286	30,994	13,214
Operating Income (Loss)	7,170	19,514	6,384	10,837	39,682	5,145	5,648	5,747
Equity in Earnings of Associated Companies	1,436	24,670	(3,587)	1,000	8,967	450	2,163	(671)
Net Income (Loss)	6,007	33,354	(571)	3,852	26,758	1,935	402	(3,229)

Total Assets at September 30, 2007	704,088	1,111,918	1,638,531	895,080	1,716,352	707,841	724,660	649,595

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	429,681	132,794	175,562	4,341,127	1,950	(4,071)	4,339,006
Gross Profit	17,438	7,433	8,519	244,764	556	(3,156)	242,164
Operating Income (Loss)	722	1,344	2,392	104,585	(1,164)	(11,737)	91,684
Equity in Earnings of Associated Companies	1,109	69	280	35,886	5	14	35,905
Net Income (Loss)	407	2,846	7,133	78,894	949	(8,955)	70,888

Total Assets at September 30, 2007	734,297	202,799	390,362	9,475,523	2,789,912	(2,234,600)	10,030,835

Three-month period ended September 30, 2008 (from July 1, 2008 to September 30, 2008)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	456,634	416,254	534,783	697,828	906,405	520,272	255,259	59,338
Gross Profit	16,658	50,772	33,943	27,587	92,099	22,388	26,344	19,930
Operating Income	7,598	46,515	8,740	13,475	74,848	6,500	2,715	8,259
Equity in Earnings of Associated Companies	1,539	31,270	(1,884)	1,291	9,597	307	821	(1,989)
Net Income (Loss)	3,492	55,590	1,238	2,498	52,531	2,186	(2,568)	(1,683)

Total Assets at September 30, 2008	686,868	1,001,520	1,535,186	845,918	1,782,007	702,599	697,407	623,750

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	542,294	136,715	158,468	4,684,250	732	238	4,685,220
Gross Profit	45,971	8,876	9,456	354,024	1,302	(1,619)	353,707
Operating Income	25,487	2,132	1,833	198,102	(155)	(10,412)	187,535
Equity in Earnings of Associated Companies	760	(407)	(40)	41,265	15	(41)	41,239
Net Income (Loss)	11,841	2,565	12,956	140,646	1,651	(4,833)	137,464

Total Assets at September 30, 2008	726,863	278,820	310,585	9,191,523	2,881,936	(2,355,659)	9,717,800

Notes:

1.	The operating segment information above is not reviewed by the auditors.
2.	Total Assets at September 30, 2007 is not adjusted in accordance with the FASB Staff Position No. FASB Interpretation No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”
3.	The figures of “Consolidated Total” for the three-month period ended September 30, 2007 has been reclassified to conform to the change in current period presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation-net (after income tax effect) is included in “Adjustments and Eliminations.”
4.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2007 and September 30, 2008 consisted primarily of cash and cash equivalents, time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
5.	Net Income (Loss) of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
6.	Transfers between operating segments are made at costs plus a markup.
7.	Operating Income reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
8.	Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries. The operating segment information for the three-month period ended September 30, 2007 has been restated to conform to the current period presentation.

(6) Significant changes in shareholders’ equity: N/A